ENTEGRIS ANNUAL REPORT

INC

ARLS

# PROOF OF CONCEPT

P.E.
8/28/04

RE:

THIS DATA BOOK IS PROPERTY OF ENTEGRIS, INC.

04



To: Our Key Stakeholders

From: James Dauwalter

Re: 2004

We achieved many milestones in 2004.

All are positive indicators of Entegris' strength. We successfully leveraged our materials integrity management expertise across multiple markets. And we are extending our expertise into new, but related, areas which will ultimately drive opportunities for the company.

Across the board, we have maintained or gained market share in almost every major area we serve. This underscores the value we bring to our customers and our ability to differentiate Entegris from our competition, and should prove to our key stakeholders – customers, employees, suppliers and shareholders – that we are on the right track.

James E. Dauwalter
President and Chief Executive Officer

Materials Integrity Management:

Most materials that go into the manufacturing of today's technologies need special care when being transported to or within a manufacturing facility.

Materials integrity management is protecting and transporting these critical materials.

# Entegris 2004 FINANCIAL HIGHLIGHTS


QUARTERLY REVENUE
IN MILLIONS
$54.2
$54.7
$70.7
$71.5
$68.7
$80.0
$98.6
$99.5
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
FY 03
FY 04


QUARTERLY NET INCOME (LOSS)
AND EARNINGS (LOSS) PER DILUTED SHARE
IN MILLIONS (EXCEPT PER SHARE DATA)
-$5.6
-$0.08
$0.6
$0.01
$4.0
$0.05
$2.3
$0.03
$1.6
$0.02
$5.0
$0.07
$9.2
$0.12
$8.9
$0.12
EARNINGS (LOSS) PER DILUTED SHARE
NET INCOME (LOSS)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
FY 03
FY 04


STRONG CASH POSITION
IN MILLIONS
$120.8
$102.6
$99.5
$105.1
$100.9
$112.3
$119.8
$133.2
$6.4
$10.9
$4.3
$10.6
$1.7
$14.3
$11.1
$21.1
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
FY 03
FY 04
CASH, CASH EQUIVALENTS & SHORT TERM INVESTMENTS AT END OF PERIOD
NET CASH PROVIDED BY OPERATING ACTIVITY

PROOF

**Financial Summary**
*In thousands, except per share data*

| | Year ended August 28, 2004 | Year ended August 30, 2003 | Percent (%) Change |
|---|---|---|---|
| **Operating results** | | | |
| Net sales | $ 346,764 | $ 251,104 | 38 |
| Gross profit | 150,827 | 98,723 | 53 |
| Operating profit (loss) | 34,523 | (985) | NM |
| Net income | 24,770 | 1,275 | 1,843 |
| Earnings per share – diluted | 0.32 | 0.02 | 1,500 |
| Weighted shares outstanding – diluted | 76,689 | 75,472 | 2 |
| **Balance sheet data** | | | |
| Cash, cash equivalents and short-term investments | $ 133,180 | $ 105,087 | 27 |
| Total assets | 467,046 | 414,739 | 13 |
| Long-term debt | 18,898 | 10,070 | 88 |
| Shareholders' equity | 372,185 | 337,665 | 10 |
| **Financial Ratios** | | | |
| Gross margin | 43.5% | 39.3% | |
| Operating margin | 10.0% | (0.4)% | |
| Return on average shareholders' equity | 7.0% | 0.4% | |


SALES BY MARKET
FY 04
LIFE SCIENCES/FUEL CELL
5%
SERVICES
7%
DATA STORAGE
9%
SEMICONDUCTOR
79%

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"2004 was a very successful year for Entegris. We achieved record sales levels, managed and leveraged our assets wisely and continued to position ourselves for future expansion. When you consider our market focus and financial strength, Entegris is positioned for growth opportunities in both our current and expanded markets."

NAME John D. Villas

TITLE Chief Financial Officer

# PROOF OF CONCEPT

**Entegris proudly reports its 38th consecutive year of profitability.** It's an accomplishment that stands unmatched by any other publicly traded company within our core markets. In reaching annual revenues of $347 million, we hit an all-time high. Additionally, we have a record $133 million in cash and short-term investments. These achievements attest to our ability to generate strong results and position Entegris well for the future.

Yet, we aim for more. So in 2004, we sought ways to evolve and improve as we completed our transition from a product- to a market-focused company. We focused on innovation by applying $20.1 million to engineering, research and development. We reinforced our leadership position in materials integrity management with new products and services to meet our customers' next-technology needs in our core markets. In addition, we further leveraged our leadership across the markets we serve and made significant progress in the promising markets of life sciences and fuel cell. These strategic investments – which we make every year – strengthen our company and drive future success.

Team Entegris delivered a record revenue year in 2004 by excelling beyond past accomplishments, and this momentum is carrying us into 2005. We will strive for scientific advancement and to create cutting-edge technologies to protect and transport critical materials.

We're united to show the world that Entegris is the definitive materials integrity management company. We're a company that delivers real shareholder value as we play an essential role in the success of hundreds of companies throughout our markets. Even more, we positively affect the lives of billions of people around the world by protecting critical materials essential to the advanced technological products of today, and tomorrow.

Stan Geyer
Chairman of the Board

James E. Dauwalter
President and Chief Executive Officer

Entegris

*The materials integrity management company*











STAN GEYER
*Chairman of the Board*

JAMES E. DAUWALTER
*President and Chief Executive Officer*

MICHAEL W. WRIGHT
*Chief Operating Officer*

JOHN D. VILLAS
*Chief Financial Officer*

GREGORY B. GRAVES
*Chief Business Development Officer*

PLEASE FILL OUT ON ALL PAGES.

"By any measure, the record revenue year of 2004 is possible due to the proven commitment of Team Entegris to operate based on our company values: Integrity, Excellence, Respectful Relationships and Financial Success. You'll find these values evident in all that we undertake and achieve."

NAME Stan Geyer

Stan Geyer

TITLE Chairman of the Board

# WE ARE THE MATERIALS INTEGRITY MANAGEMENT COMPANY

## PRODUCTION PROCESS
CORE CAPABILITIES


POLYMER CONVERSION


ADVANCED PACKAGING DESIGN


FLUID SENSING AND CONTROL


AQUEOUS CLEAN/ CLEAN-IN-PLACE EQUIPMENT


STAINLESS STEEL


APPLICATION LABS

## TECHNOLOGY
CORE CAPABILITIES


MATERIAL SCIENCE


KNOWLEDGE MANAGEMENT IP/IT


ASSET LEVERAGE


GLOBAL LOGISTICS


CLEANING/ CONTAMINATION CONTROL

## MARKET
CORE CAPABILITIES


Entegris
BRANDING


MARKET STRATEGY


PRODUCTS SOLUTIONS SERVICES


ACCOUNT MANAGEMENT


SALES

Entegris' strengths in materials integrity management make us an indispensable technology supplier to the semiconductor and data storage markets. By leveraging these capabilities, we're now an essential supplier of products and services to the high-tech markets of life sciences and fuel cell.

## Market Importance:

Entegris' importance is proven in the markets we serve. Without materials integrity management, there would literally be no way to protect or transport the majority of the materials used to make the key technologies positively affecting our lives.

CUSTOMERS



SEMICONDUCTOR



LIFE SCIENCES

PROOF



DATA STORAGE



FUEL CELL

Entegris

*The materials integrity management company*

PLEASE FILL OUT ON ALL PAGES.

"Entegris is focused on the future. We have an outstanding reputation in the markets we currently serve and a solid set of core capabilities that can be leveraged into new markets. We have the platform in place to drive growth, create our own future and build long-term shareholder value."

NAME Gregory B. Graves

TITLE Chief Business Development Officer

# COMPETITIVE ADVANTAGE

## Entegris' extensive, worldwide production capabilities are solving customer problems more efficiently and with more flexibility than ever.

Entegris' production processes are unmatched. In protecting and transporting materials used to manufacture high technology products, we go beyond ensuring integrity. We solve problems for our customers. We do so because of our superior understanding of advanced polymers, critical materials and the processes necessary to manufacture highly sophisticated products.

It shows in our world-class labs where we ensure the purity and quality of these materials. Our wafer, fluid and device handling systems set the industry standard, as does our exceptional clean-in-place technology. But the ultimate strength of our production processes is our ability to rapidly respond to our customers on a global scale.

### Worldwide Reach:

113 million wafers were shipped within Entegris products during fiscal year 2004. If all those wafers were placed in a line, edge to edge, they would reach almost halfway around the globe.




MENU

PROOF

semi

**SEMI E62-0703**
**PROVISIONAL SPECIFICATION FOR 300 mm FRONT-OPENING INTERFACE MECHANICAL STANDARD (FIMS)**

This provisional specification was technically approved by the Global Physical Interfaces & Carriers Committee and is the direct responsibility of the North American Physical Interfaces & Carriers Committee. Current edition approved by the North American Regional Standards Committee on March 12, 2003. Initially available at www.semi.org May 2003; to be published July 2003. Originally published in 1997; previously published March 2003.

In all industries we participate in, Entegris is involved in industry organizations to set standards that help create efficiencies.

## Consumer Electronics:

Every iPod® and iPod® mini contains at least one component that has been processed and shipped using the critical materials integrity management expertise of Entegris.

## Killer Particles:

In chip manufacturing, killer particles are becoming smaller and smaller. In the past, we were protecting against defects comparable to a grain of sand in a football field.

Now, a killer particle can be the size of a grain of sand in the state of Rhode Island.



That's the level of integrity we ensure.

Orders received from customers in 2004 included:

| Product | Customer | Country |
|---|---|---|
| A300 & F300 FOUP | DRAM manufacturers | Germany; South Korea |
| Integra® valves, Flaretek® fittings and Fluoroline® tubing | OEM equipment manufacturers | Europe; United States |
| 300 mm film frame cassette | Imaging technology | Japan |
| Clean-In-Place (CIP) and blending skids, fluoropolymer transfer panel | Novocol Pharmaceutical | Canada |
| NT® Integrated Flow Controller | DRAM manufacturer; Foundry | South Korea; Taiwan |
| A300 & F300 FOUP | Foundry; Semiconductor manufacturer | Taiwan; North America |
| A300 FOUP | DRAM manufacturers | Taiwan |

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NAME James E. Dauwalter

TITLE President and Chief Executive Officer

"Along with providing great products and services, at Entegris we develop great leaders. We're a values-based organization. As our people train and work, they're empowered to do what they need to do to achieve our goals and best serve our customers."

# TRUSTED EXPERTISE

## From concept to commercialization, from production to consumption, Entegris' technology solutions for materials integrity management stand unmatched.

Wherever you find critical materials being transported to or within a manufacturing facility to create the world's leading technologies, chances are you'll find Entegris' technology ensuring their integrity. As a result of our innovations and technical acumen in materials science, we now hold 178 patents and additional trade secrets that we actively apply to serve our markets.

Our emphasis on knowledge management allows us to analyze and share technological advancements across our global company faster. This speeds innovation across our markets. From being the leading expert in 300 mm silicon wafer handling technology to the chief provider of on- and off-site cleaning services for our diverse customers, Entegris wields technological strengths beyond those of our competitors.

We're leveraging our Production Processes and existing Technologies to drive forward into new Markets:


PP
T
M
SC
DS
LS
FC
• Semiconductor
• Data Storage
• Life Sciences
• Fuel Cell

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NAME Michael W. Wright

TITLE Chief Operating Officer

"Entegris is built on a simple, proven idea: if we develop new technologies and services to help our customers become more profitable, then we'll be profitable. So it's our obligation to keep innovating, expanding competencies and partnering with our customers to become even more valuable. And that's exactly what we do."



## Protecting Your Brainchild:

Companies turn to Entegris because they can't trust just anyone to help bring their brainchild to life. Due to our expertise with ultrapure and corrosive chemicals, we help innovative leaders bring their concepts to market faster and more profitably.

## Product Evolution:



Generation II
Fuel Cell Manifold



Generation III
Fuel Cell Manifold

We successfully collaborated with Plug Power, a leading fuel cell system developer, to solve critical problems in manifold design and manufacturing. From Generation II to Generation III, Entegris increased the value proposition of Plug Power's next generation fuel cell system by enabling a:

- 50% reduction in parts
- 75% reduction in weight
- 40% reduction in cost to manufacture

## Product Innovation:



| 1996 | 2000 | 2004 |
|---|---|---|
| U.S. Patent 5,184,723 | U.S. Patent 5,184,723 | U.S. Patent 5,184,723 |
| U.S. Patent 5,472,086 | U.S. Patent 5,472,086 | U.S. Patent 5,472,086 |
| U.S. Patent 5,476,176 | U.S. Patent 5,476,176 | U.S. Patent 5,476,176 |
| U.S. Patent D368,802 | U.S. Patent D368,802 | U.S. Patent D368,802 |
| | U.S. Patent D378,873 | U.S. Patent D378,873 |
| | U.S. Patent 5,711,427 | U.S. Patent 5,711,427 |
| | U.S. Patent 5,755,332 | U.S. Patent 5,755,332 |
| | U.S. Patent 5,788,082 | U.S. Patent 5,788,082 |
| | U.S. Patent 5,803,269 | U.S. Patent 5,803,269 |
| | U.S. Patent 5,915,562 | U.S. Patent 5,915,562 |
| | U.S. Patent 5,944,194 | U.S. Patent 5,944,194 |
| | U.S. Patent 5,944,602 | U.S. Patent 5,944,602 |
| | U.S. Patent 5,957,292 | U.S. Patent 5,957,292 |
| | U.S. Patent 5,967,571 | U.S. Patent 5,967,571 |
| | U.S. Patent 6,000,732 | U.S. Patent 6,000,732 |
| | U.S. Patent 6,010,008 | U.S. Patent 6,010,008 |
| | U.S. Patent 6,010,009 | U.S. Patent 6,010,009 |
| | U.S. Patent 6,039,186 | U.S. Patent 6,039,186 |
| | U.S. Patent 6,082,540 | U.S. Patent 6,082,540 |
| | | U.S. Patent 6,206,196 |
| | | U.S. Patent 6,216,874 |
| | | U.S. Patent 6,248,177 |
| | | U.S. Patent 6,267,245 |
| | | U.S. Patent 6,354,601 |
| | | U.S. Patent 6,464,081 |
| | | U.S. Patent 6,520,338 |
| | | U.S. Patent 6,644,477 |
| | | U.S. Patent 6,712,213 |

PROOF

**300 mm Front Opening Unified Pod (FOUP) Technology Strength**

Since 1966, Entegris has continually innovated to become the most trusted supplier of proven, reliable and innovative wafer, device and fluid handling solutions. Year after year, in all the markets we serve, we advance our technologies through internal developments or by acquiring key technologies to meet our customers' next generation product needs.

# CONFIRMED LEADERSHIP

## Not by accident, but by design. The use of Entegris' market-leading products and services grows every year and every day.

When you consider that today, virtually every semiconductor manufacturer is an Entegris customer, the strength of our brand is quite significant. But that's just the start. With a trusted reputation for superior products, solutions and services, we're actively leveraging our materials integrity management expertise into new markets, like the biopharmaceutical and medical device technology industries and the emerging fuel cell market.

It's a natural extension for our innovation in one market to cross pollinate to another. As we grow, our global infrastructure allows us to serve clients anywhere in the world. From production to consumption, we're leveraging – and leading – toward a brighter future as the global supplier of materials integrity management.

PLEASE FILL OUT ON ALL PAGES.

NAME James E. Dauwalter

TITLE President and Chief Executive Officer

"Entegris is a stronger company today than we have ever been. The proof is on our balance sheet, and in the amazing progress we're making. Looking forward, I firmly believe great opportunities lie ahead for Entegris as we strive to become number #1 or #2 in all our served markets."





Over half of the world's silicon wafers used in the semiconductor market are handled by an Entegris product.



Entegris is the largest processor of Teflon® PFA in the world.







About half of the world's fuel cell cars utilize components from Entegris.

In 2004 Entegris converted over 18 million pounds of highly engineered plastic resins into molded goods.


PROOF

ARRIVAL
INFORMATION








Over half of the world's substrates are shipped and processed in Entegris products.







*Across 24 markets around the world, Entegris stands out as the definitive materials integrity management company.*

**SEMICONDUCTOR**
- Wafer Growing
- Wafer Handling
- Wafer Processing
- Component Handling
- Chip and Component Assembly and Packaging
- Finished Wafer Handling
- Chemical and Fluid Handling
- Chemical and Fluid Controlling and Measuring

**DATA STORAGE**
- Disk Manufacturing
- Disk Handling
- Disk Processing
- Component Handling
- Component Assembly and Packaging

**SERVICES**
- Cleaning Equipment
- On-Site Services
- Off-Site Services
- Environmental Services
- Polymer Services

**LIFE SCIENCES**
- Biopharmaceutical Components
- Biopharmaceutical Equipment
- Medical Technologies
- Engineering Design Services

**FUEL CELL**
- Cell Stack Components
- Balance of Plant Components and Subsystems

## PROVEN RESULTS

Our 38th consecutive year of profitability. It's a record we're understandably proud of. Looking ahead, we're excited about the possibilities and challenges that await us as we continue to leverage our leadership in materials integrity management across markets, and protect and transport critical materials – as well as strive to deliver significant shareholder value.

To find out more about Entegris, visit *www.entegris.com*, or if you prefer, call us at 952-556-3131. We'd be happy to talk with you about what we do best.

# 2004 ACCOMPLISHMENTS

PROOF

**Sales Increased In All Our Markets**
From fiscal 2003 to 2004, sales more than doubled in the Life Sciences and Fuel Cell markets. Semiconductor sales increased 44%. Services sales rose by 14%, and Data Storage posted sales growth of 5%.

**Flexible Manufacturing**
Operational excellence is the core of our success. In 2004, we ramped production rapidly as orders for some products increased more than 40% sequentially from quarter to quarter. As the market leader in materials integrity management, we had the manufacturing capacity and flexibility to respond.

**Strategic Expansions for Enhanced Global Reach**
In May 2004, we acquired the precision parts cleaning business of SNEF in Montpellier, France. It's now the source for precision clean certified parts for European customers as part of Entegris' Off-site Service program.

In August 2004, we expanded our Singapore regional service center. Customers receive the benefits of consistent, repeatable cleaning processes for their products anywhere in the world.

**Strengthening Global Manufacturing Capabilities**
In 2004, we established a joint venture with Mitac-Synnex, the leading electronics manufacturer and distributor in Taiwan, to form Entegris Precision Technology. We will be manufacturing 200-liter high purity chemical containers for the Southeast Asian market in Taiwan.

**Providing Leadership For Industry Standards**
Entegris participates in industry organizations to set standards that help create efficiencies in our markets. For example, in 2004, Entegris' John Goodman was elected Chairman of the United States Fuel Cell Council Policy Committee.

**Making It Easier For Customers To Do Business**
We applied innovation to business processes. Online ordering is now available for wafer and device handling products. Our 3D CAD drawings allow customers to easily create schematics.

**Creating Alliances and Partnerships**
We formed the Thin Wafer Handling Partner Program, where members join forces to promote solutions for wafer thinning and stress removal associated with thin wafer handling and transport.

We created the FOSB Partner Program to ensure optimal compatibility between 300 mm loadports, wafer sorters and stocker equipment and Entegris' FIMS compatible 300 mm Front Opening Shipping Box (FOSB).

**Innovative Products and Services**
We brought many products and services to market in 2004, which enable our customers to advance to the next technology node:

*Semiconductor*
- 8 and 12 mm carrier tape
- Autoflare tool for flaring tube fittings
- Automated FOUP cleaning system
- Spectra™ 300 mm wafer carrier
- NT® flow controller with DeviceNet® communications
- PureBond® welded tube fittings

*Pharmaceutical*
- Clean-in-place for filter housings

*Data Storage*
- 27 mm disk shipper

## INDEX



## OVERVIEW

Entegris, Inc. is a leading provider of materials integrity management products and services that protect and transport the critical materials used in key technology-driven industries. Entegris derives most of its revenue from the sale of products and services to the semiconductor and data storage industries. The Company's customers consist primarily of semiconductor manufacturers, semiconductor equipment and materials suppliers, and hard disk manufacturers which are served through direct sales efforts, as well as sales and distribution relationships, in the United States, Asia and Europe.

The Company's fiscal year is a 52- or 53-week period ending on the last Saturday of August. The last three fiscal years ended on the following dates: August 28, 2004, August 30, 2003 and August 31, 2002. Fiscal years 2004 and 2003 included 52 weeks, while fiscal 2002 comprised 53 weeks. Fiscal years are identified in this report according to the calendar year in which they end. For example, the fiscal year ended August 28, 2004 is alternatively referred to as "fiscal 2004" or "2004."

## FORWARD-LOOKING STATEMENTS

The information in this Management's Discussion and Analysis of Financial Condition and Results of Operations, except for the historical information, contains forward-looking statements. These statements are subject to risks and uncertainties. These forward-looking statements could differ materially from actual results. The Company assumes no obligation to publicly release the results of any revision or updates to these forward-looking statements to reflect future events or unanticipated occurrences. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the related Notes, which are included elsewhere in this report.

**Key operating factors** Key factors, which management believes have the largest impact on the overall results of operations of Entegris, Inc., include:

**The level of sales** Since a large portion of the Company's product costs (excepting raw materials, purchased components and direct labor) are largely fixed in the short/medium term, an increase or decrease in sales affects gross profits and overall profitability significantly. Also, increases or decreases in sales and operating profitability affects certain costs such as incentive compensation, commissions and donations, all of which are highly variable in nature.

**The variable margin on sales,** which is determined by selling prices and the cost of manufacturing and raw materials, has a large effect on profit. This factor is affected by a number of factors, which include the Company's sales mix, purchase prices of raw material, especially resin, purchased components, competition, both domestic and international, direct labor costs, and the efficiency of the Company's production operations, among others.

**The Company's fixed cost structure is significant** Accordingly, increases or decreases in these costs have a large impact on profitability. There are a number of large fixed or semi-fixed cost components, which include salaries, indirect labor and benefits, and depreciation and amortization. Thus changes in amounts or usage of these cost components can have a large effect on the Company's results of operations.

## OVERALL SUMMARY OF FISCAL 2004 FINANCIAL RESULTS

Net sales in fiscal 2004 increased by 38% over the prior year. This sales improvement was principally driven by the stronger order and sales activity for the Company's semiconductor market product lines. The Company's higher sales were associated with the continuation of improving industry and global economic conditions throughout fiscal 2004. Primarily due to the leverage associated with the higher sales, the Company reported higher gross profits and operating income for the year. Partly offsetting the improvement in gross margin were increased selling, general and administrative expenses and engineering, research and development expenses as described below, although both categories rose at rates lower than the aforementioned sales increases. As a result, the Company reported greater net income for the year when compared to a year ago.

## CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires the Company to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. At each balance sheet date, management evaluates its estimates, including, but not limited to, those related to accounts receivable, warranty and sales return obligations, inventories, long-lived assets, and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The critical accounting policies affected most significantly by estimates, assumptions and judgments used in the preparation of the Company's consolidated financial statements are discussed below.

**Allowance for Doubtful Accounts and Other Accounts Receivable-Related Valuation Accounts** The Company maintains an allowance for doubtful accounts as well as reserves for sales returns and allowances, and warranty claims. Significant management judgments and estimates must be made and used in connection with establishing these valuation accounts. Material differences could result in the amount and timing of the Company's results of operations for any period if we made different judgments or utilized different estimates. In addition, actual results could be different from the Company's current estimates, possibly resulting in increased future charges to earnings.

The Company provides an allowance for doubtful accounts for all individual receivables judged to be unlikely for collection. For all other accounts receivable, the Company records an allowance for doubtful accounts based on a combination of factors. Specifically, management analyzes the age of receivable balances, historical bad debts write-off experience, industry and geographic concentrations of customers, general customer creditworthiness and current economic trends when determining its allowance for doubtful accounts. The Company's allowance for doubtful accounts was $1.8 million at both August 28, 2004, and August 30, 2003.

A reserve for sales returns and allowances is established based on historical trends and current trends in product returns. At August 28, 2004 and August 30, 2003, the Company's reserve for sales returns and allowances was $1.2 million and $1.0 million, respectively.

The Company records a liability for estimated warranty claims. The amount of the accrual is based on historical claims data by product group and other factors. Claims could be materially different from actual results for a variety of reasons, including a change in the Company's warranty policy in response to industry trends, competition or other external forces, manufacturing changes that could impact product quality, or as yet unrecognized defects in products sold. At August 28, 2004 and August 30, 2003, the Company's accrual for estimated future warranty costs was $2.0 million and $2.1 million, respectively. Both figures include $1.2 million in warranty liabilities recorded in connection with a fiscal 2003 acquisition.

**Inventory Valuation** The Company uses certain estimates and judgments to properly value inventory. In general, the Company's inventories are recorded at the lower of manufacturing cost or market value. Each quarter, the Company evaluates its ending inventories for obsolescence and excess quantities. This evaluation includes analyses of inventory levels, historical write-off trends, expected product lives, sales levels by product and projections of future sales demand. Inventories that are considered obsolete are written off or are reserved for fully. In addition, reserves are established for inventory quantities in excess of forecasted demand. Inventory reserves were $4.2 million at August 28, 2004 compared to $4.6 million at August 30, 2003.

The Company's inventories comprise materials and products subject to technological obsolescence, which are sold in highly competitive industries. If future demand or market conditions are less favorable than current analyses, additional inventory write-downs or reserves may be required and would be reflected in cost of sales in the period the revision is made.

**Impairment of Long-Lived Assets** The Company routinely considers whether indicators of impairment of its property and equipment assets, particularly its molding equipment, are present. If such indicators are present, it is determined whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their cost basis. If less, an impairment loss is recognized based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted estimated future cash flows, appraisals or other methods deemed appropriate. If the assets determined to be impaired are to be held and used, the Company recognizes an impairment charge to the extent the present value of anticipated net cash flows attributable to the asset are less than the asset's cost basis. The fair value of the asset then becomes the asset's new cost basis, which we depreciate over the remaining estimated useful life of the asset.

The Company assesses the impairment of intangible assets and related goodwill at least annually, or whenever events or changes in circumstances indicate that the cost basis may not be recoverable. Factors considered important which could trigger an impairment review, and potentially an impairment charge, include the following:

- significant underperformance relative to historical or projected future operating results;
- significant changes in the manner of use of the acquired assets or the Company's overall business strategy;
- significant negative industry or economic trends; and
- significant decline in the Company's stock price for a sustained period changing the Company's market capitalization relative to its net book value.

The Company's marketable equity securities are periodically reviewed to determine if declines in fair value below cost basis are other-than-temporary, requiring an impairment loss to be recorded and the investment written down to a new cost basis.

**Income Taxes** In the preparation of the Company's consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions in which the Company operates. This process involves estimating actual current tax exposures together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the Company's consolidated balance sheet.

The Company intends to continue to reinvest its undistributed international earnings in its international operations; therefore, no U.S. tax expense has been recorded to cover the repatriation of such undistributed earnings.

The Company has significant amounts of deferred tax assets. Management reviews its deferred tax assets for recoverability on a quarterly basis and assesses the need for valuation allowances. These deferred tax assets are evaluated by considering historical levels of income, estimates of future taxable income streams and the impact of tax planning strategies. A valuation allowance is recorded to reduce deferred tax assets when it is determined that it is more likely than not that the Company would not be able to realize all or part of its deferred tax assets. The Company carried no valuation allowance against its net deferred tax assets at either August 28, 2004, or August 30, 2003.

## RESULTS OF OPERATIONS

The following table sets forth the relationship between various components of operations, stated as a percent of net sales, for fiscal year 2004, 2003 and 2002. The Company's historical financial data were derived from its audited consolidated financial statements and related notes included elsewhere in this annual report.

| | Percent of net sales | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| **Net sales** | 100.0% | 100.0% | 100.0% |
| Cost of sales | 56.5 | 60.7 | 60.2 |
| **Gross profit** | 43.5 | 39.3 | 39.8 |
| Selling, general and administrative expenses | 27.7 | 32.0 | 33.0 |
| Engineering, research and development expenses | 5.8 | 7.1 | 7.8 |
| Other charges | — | 0.6 | 0.7 |
| **Operating profit (loss)** | 10.0 | (0.4) | (1.7) |
| Interest income, net | (0.1) | (0.2) | (0.7) |
| Other (income) expense, net | (0.3) | 1.8 | (0.4) |
| **Income (loss) before income taxes and other items below** | 10.4 | (1.9) | (0.6) |
| Income tax expense (benefit) | 3.2 | (2.5) | (1.5) |
| Equity in net loss of affiliates | — | 0.1 | — |
| Minority interest | — | — | (0.4) |
| **Net income** | 7.1 | 0.5 | 1.3 |

## FISCAL 2004 COMPARED TO FISCAL 2003

**Net sales** Net sales increased 38% to $346.8 million in fiscal 2004 from $251.1 million in fiscal 2003. The increase reflected continued improvement in the semiconductor industry and general economic conditions. The sales improvement was principally driven by the improved sales of the Company's semiconductor market product lines. In addition, sales associated with the Company's efforts to expand its materials integrity management expertise into new applications and expanded markets resulted in improved sales.

The Company estimates that approximately one-fifth of the sales increase for 2004 was associated with the sales generated by businesses or product lines acquired in the second quarter of fiscal 2003 for which no sales were recorded in the year-ago period prior to the dates of the acquisitions. Net sales for fiscal 2004 also included favorable foreign currency effects, primarily related to the strengthening of the Japanese yen, in the amounts of approximately $5.0 million.

The following table summarizes total net sales by markets served for 2004 and 2003, along with the year-to-year percentage change:

| *(In thousands)* | 2004 | 2003 | Change |
|---|---|---|---|
| **Net sales** | | | |
| Semiconductor | $ 274,755 | $ 191,405 | 44% |
| Data storage | 32,761 | 31,221 | 5 |
| Services | 23,276 | 20,354 | 14 |
| Other | 15,972 | 8,124 | 97 |
| | $ 346,764 | $ 251,104 | 38% |

The semiconductor market generated about 79% of the Company's overall sales for 2004, compared to about 76% in the prior year. Sales of semiconductor products rose by 44% from 2003 to 2004. Unit-driven product lines such as wafer shippers, and test, assembly and packaging products saw sales improvements in the 20% range. Sales of capital-spending driven products, such as wafer and reticle carrier products and fluid handling products, experienced sales gains generally exceeding 50% year-over-year.

The Company's data storage products accounted for about 9% of consolidated net sales in 2004, compared to 12% a year ago. Year-over-year sales increased by 5% as customers experienced a well-publicized overbuild of hard disk drives in the later part of fiscal 2004. The overall market growth outlook for data storage remains positive, particularly as consumer products are increasingly starting to use disk drives to store data.

Services market sales rose 14% from fiscal 2003 and accounted for 7% of Entegris' overall sales, compared to about 8% a year ago. This increase mainly reflects growth in both the Company's sales of its on- and off-site cleaning services. Sales of equipment used to clean wafer, disk carrier and shipping products were essentially flat compared with those of a year earlier.

About 4% of overall sales for the year were generated in the life sciences market. Sales increased by 89% from fiscal 2003, about three-quarters of which was due to higher sales recorded by Electrol Specialties, a market leader in clean-in-place technology, which was acquired by the Company in January 2003.

On a geographic basis, Entegris' fiscal 2004 sales in North America were 38% of total sales, in Asia Pacific 30%, in Europe 16% and in Japan 16%. Primarily on the strength of improved semiconductor sales, year-over-year sales comparisons saw sales gains in excess of 25% in all regions, with sales to Asia Pacific up over 60%.

Based on current order rates, industry analyst expectations and other information, the Company expects that sales for the first quarter of fiscal 2005 will be 10% to 15% lower than sales levels experienced in the fourth quarter of fiscal 2004. However, industry volatility and uncertain market conditions make it difficult to forecast for future quarters.

**Gross profit** Gross profit in fiscal 2004 increased 53% to $150.8 million, compared to $98.7 million in fiscal 2003. As a percentage of net sales, the fiscal 2004 gross margin was 43.5%, compared to 39.3% in 2003. Gross profit dollar gains were reported by both domestic and international operations. The improvements in fiscal 2004 gross margin percentage figures were primarily the result of the increased leverage associated with the improved sales levels noted above, which resulted in higher production levels.

Several factors combined to partially offset the benefit of the higher utilization of the Company's production capacity in fiscal 2004. As was the case in the prior year, gross margin levels were adversely affected by the stronger sales of the Company's life sciences market products, where gross margins are below those of the semiconductor and data storage markets. In addition, for much of the year, the Company expanded its manufacturing staffing levels to address the rapidly increasing sales demand. As a consequence of adding and training a large number of personnel, primarily temporary employees, operational efficiencies were not fully optimized. As a result, the Company believes it incurred expenses at a somewhat higher level than normal, offsetting the Company's improved factory utilization.

The fiscal 2004 gross margin comparison to the prior year also benefited from the absence of certain items included in fiscal 2003 results. During the fourth quarter of fiscal 2003, the Company began the process, which it essentially completed early in fiscal 2004, of moving a portion of its manufacturing to a build-to-order model, which enabled the reduction of finished goods inventory. These actions led to significant under-absorption of fixed manufacturing costs during that period, accounting for approximately $2.2 million in reduced gross profit. Fiscal 2003 also included transition costs of approximately $1.0 million related to the integration of the wafer and reticle carrier product line acquisition. The Company also incurred costs in connection with the consolidation of several facilities in fiscal 2003.

As discussed above, the Company does not provide guidance about fiscal 2005 sales levels. However, in general, gross profit and gross margin variances mainly track the utilization of the Company's production capacity associated with varying sales levels. In addition, the Company's gross margin will be dependent on its ability to improve manufacturing efficiencies.

**Selling, general and administrative expenses (SG&A)** SG&A expenses increased $15.9 million, or 20%, to $96.2 million in fiscal 2004, up from $80.3 million in fiscal 2003. SG&A costs, as a percent of net sales, decreased to 27.7% from 32.0%. This decline mainly reflects the leverage associated with the Company's increase in net sales.

The year-over-year increase was due primarily to increased incentive compensation, profit-sharing and donation accruals reflecting the Company's improved sales and profitability ($7.4 million), higher professional and consulting fees ($3.8 million), increased amortization expense ($0.9 million) and compensation expense associated with the issuance of shares of restricted stock ($1.2 million). Related to the last item, the Company changed a component of its long-term equity-based incentive programs by issuing fewer stock options and began issuing restricted stock grants. Under current accounting rules, the Company is required to expense the intrinsic value of restricted stock grants over their four-year graded vesting periods.

**Other charges** The Company incurred no "Other charges" in fiscal 2004. During the first quarter of fiscal 2003, the Company recorded a pre-tax charge of $1.8 million related to the relocation of its Upland, California operations and certain workforce reductions. The charge included $0.9 million in termination costs related to a workforce reduction of approximately 75 employees, $0.4 million for estimated losses for asset impairment and $0.5 million for future lease commitments on the Upland facility. As of August 28, 2004, future cash outlays of $0.1 million remained outstanding in connection with the aforementioned charge and are related to lease commitments, which run through July 2005. The Company recorded a pre-tax benefit of $0.2 million in the fourth quarter of 2003 associated with the favorable settlement of a portion of the future lease commitments included in the aforementioned charge.

**Engineering, research and development expenses (ER&D)** ER&D expenses increased 13% to $20.1 million in 2004 as compared to $17.8 million in 2003. Despite the increase in ER&D expenses, such costs as a percent of net sales decreased to 5.8% from 7.1%, mainly reflecting the Company's higher net sales. About $0.7 million of the year-over-year increase in ER&D expenses was due to the incremental costs of ER&D activities associated with the Company's January 2003 acquisition of the assets of Electrol Specialties Company and its February 2003 acquisition of Asyst Technologies, Inc.'s wafer and reticle carrier product lines. In addition, $1.1 million and $0.3 million of the increase reflected the

Company's investment in the development of its fuel cell, and tape and reel technologies, respectively. The Company ER&D efforts continued to focus on the support of current product lines, and the development of new products and manufacturing technologies.

**Interest income, net** The Company reported net interest income of $0.3 million in 2004 compared to $0.6 million in 2003. The decline reflects the lower rates of interest available on the Company's investments in short-term debt securities compared to the year-ago period.

**Operating income (loss)** Operating income, stated as a percent of net sales, was 10.0% for fiscal 2004, compared to an operating loss, stated as a percent of net sales, of 0.4% in fiscal 2003. The improvement in 2004 was mainly due to the leverage associated with increased sales levels, the effect of which was slightly offset by higher SG&A and ER&D expenses as described above.

**Other (income) expense, net** Other income was $1.1 million in fiscal 2004 compared to other expense of $4.4 million in fiscal 2003. Other income in fiscal 2004 included gains of $1.1 million associated with the sale of an aggregate 512,800 shares of Metron Technology N.V. (Metron) common stock made periodically over the course of fiscal 2004.

Other expense in 2003 included an impairment loss of $4.5 million, or $3.3 million after tax, related to the write-down of the Company's equity investment in Metron common stock. The Company, a founding shareholder of Metron, owned about 1.6 million shares of Metron common stock throughout 2003. Prior to the impairment charge, the Company's investment in Metron Technology N.V. common stock had a cost basis of $7.6 million. At November 30, 2002, the fair value of the investment was $3.1 million, based on a price of $2.00 per share, the closing price of Metron at that date. The decline in fair value was determined to be other-than-temporary. Accordingly, an impairment loss of $4.5 million was recorded and the investment in Metron common stock written down to a new cost basis of $3.1 million.

**Income tax expense (benefit)** The Company recorded income tax expense of $11.1 million for fiscal 2004 compared to an income tax benefit of $6.2 million in fiscal 2003. The main factor contributing to this variance is the Company's improvement in earnings from operations. The effective tax rate for fiscal 2004 was 31.0% compared to (129.4%) in fiscal 2003. The Company's effective tax rate in fiscal 2004 is lower than the statutory federal rate of 35% in the United States due to lower taxes on foreign operations, a tax benefit associated with export activities, and a tax credit associated with research and development activities.

The income tax benefit for fiscal 2003 includes one-time benefits of $0.9 million from the redetermination of prior years' taxes, $1.4 million from the reversal of a valuation allowance on the net operating loss carryforwards of certain non-U.S. subsidiaries, and $1.2 million related to the impairment loss recorded on the Company's investment in Metron stock, as well as benefits associated with the factors noted above related to fiscal 2004.

Based on the current analysis of its tax situation, the Company anticipates its effective tax rate for fiscal 2005 to be approximately 32%. However, tax calculations are complex and sensitive to estimates of annual levels of profitability. Therefore, it is possible that there will be volatility in the Company's tax rate.

In addition, the American Jobs Creation Act of 2004 ("the Act") was passed in October 2004 and included numerous law changes that will affect the Company's tax computations. The provisions of the Act include a new deduction for U.S.manufacturers, the repeal of the extraterritorial income exclusion and a provision regarding the repatriation of foreign earnings. The Company is studying the new law to determine what impact, if any, the Act will have on its effective tax rate.

**Net income** The Company recorded net income of $24.8 million, or $0.32 per diluted share, in fiscal 2004, compared to net income of $1.3 million, or $0.02 per diluted share, in the year-ago period.

## FISCAL 2003 COMPARED TO FISCAL 2002

**Net sales** Net sales increased 13% to $251.1 million in fiscal 2003 from $223.0 million in fiscal 2002. The increase reflected some improvement in the difficult business conditions that affected the semiconductor industry since the latter half of fiscal 2001. In addition, sales from acquired businesses and improved sales associated with the Company's efforts to expand its materials integrity management expertise into new applications and new markets resulted in improved sales.

The following table summarizes total net sales by markets served for 2003 and 2002, along with the year-to-year percentage change:

| *(In thousands)* | 2003 | 2002 | Change |
|---|---|---|---|
| **Net sales** | | | |
| Semiconductor | $191,405 | $178,272 | 7% |
| Data storage | 31,221 | 25,191 | 24 |
| Services | 20,354 | 17,534 | 16 |
| Other | 8,124 | 2,000 | 306 |
| | $251,104 | $222,997 | 13% |

The semiconductor market generated about 76% of the Company's overall sales for 2003, compared to about 80% in the prior year. Sales of semiconductor products rose by 7% from 2002 to 2003. Sales for the Company's microenvironment products doubled over the prior year, which included sales from the wafer and reticle carrier product line acquired in the second quarter. This factor accounted for most of the overall increase in semiconductor market sales. Sales of wafer handling process products fell slightly year over year, as did sales of chemical containers.

The Company's data storage products accounted for about 12% of consolidated net sales in 2003, compared to 11% a year ago. Key customers in the industry implemented form-factor and process changes during the latter part of 2003, the major factor behind the 24% increase in sales.

Service business revenue, which accounted for about 8% of Entegris' overall sales, rose 16% compared to fiscal 2002. This increase reflects growth in both the Company's sales of equipment, used to clean wafer and disk carriers and shipping products, and sales of its on- and off-site cleaning services.

About 3% of overall sales for the year were generated in the life sciences market. Sales increased by 283% from fiscal 2002, about three-quarters of which was due to sales recorded by Electrol Specialties, a market leader in clean-in-place technology, which was acquired by the Company in January 2003.

On a geographic basis, Entegris' total sales in North America were 41%, in Asia Pacific 26%, in Europe 17% and in Japan 16%. Year-to-year sales comparisons saw solid sales gains in Europe, Japan and Asia Pacific with essentially flat sales reported for North America.

**Gross profit** Gross profit in fiscal 2003 increased 11% to $98.7 million, compared to $88.7 million in fiscal 2002. Fiscal 2003 gross margin was 39.3%, compared to 39.8% in 2002.

With the 13% increase in sales from 2002 to 2003, the Company typically would have expected a higher gross margin for the year. However, several factors combined to offset the benefit of the higher utilization of the Company's production capacity, many of them significantly affecting the Company in the fourth quarter. During the fourth quarter, the Company began the process of moving a portion of its manufacturing to a build-to-order model, which enabled the reduction of inventory. However, these actions led to significant under-absorption of fixed manufacturing costs during the quarter, accounting for approximately $2.2 million in reduced gross profit.

Among other factors was the consolidation of several facilities as the Company moved its polymer material manufacturing operation from Texas to Malaysia, relocated its Upland, California operations to Chaska, Minnesota and consolidated its cleaning equipment operations into the Gilroy, California service center. Fiscal 2003 also included transition costs of approximately $1.0 million related to the integration of the wafer and reticle carrier product line acquisition. Also negatively influencing margins were stronger sales in services and life sciences, two of the Company's new markets, where gross margins for such products and services are below those of the semiconductor and data storage markets.

Partly offsetting the declines was the benefit of the Company's actions in reducing fixed costs and increasing manufacturing efficiencies associated with the closure of manufacturing plants, investing in automation, continuing process improvements and instituting manufacturing Centers of Excellence.

**Selling, general and administrative expenses (SG&A)** SG&A expenses increased by $6.7 million, or 9%, to $80.3 million in fiscal 2003 from $73.6 million in fiscal 2002. SG&A costs, as a percent of net sales, decreased to 32.0% from 33.0% with the impact of higher SG&A expenses more than offset by the effect of higher net sales. The year-to-year increase in SG&A expenses is due to a number of factors, including higher sales commissions, incentive compensation and amortization expense. In addition, fiscal 2003 included costs associated with the Company's two fiscal 2003 acquisitions, and the transition to a direct sales model in Japan for certain products previously sold under a distribution relationship.

**Other charges** During the first quarter of fiscal 2003, the Company recorded a pre-tax charge of $1.8 million related to the relocation of its Upland, California operations and certain workforce reductions. The charge included $0.9 million in termination costs related to a workforce reduction of approximately 75 employees, $0.4 million for estimated losses for asset impairment and $0.5 million for future lease commitments on the Upland facility. The Company recorded a pre-tax benefit of $0.2 million in the fourth quarter of 2003 associated with the favorable settlement of a portion of the future lease commitments included in the aforementioned charge.

In 2002, the Company's results included a charge of $4.0 million in connection with the closure of its Chanhassen, Minnesota plant. The charge included $1.5 million in termination costs related to a workforce reduction of 230 employees and $2.3 million for estimated losses for asset impairment.

The Company recorded pre-tax benefits of $1.6 million and $0.8 million in the third and fourth quarters of 2002, respectively, associated with the reversal of previous accruals related to plant closures in 2002 and 2001. Approximately $1.0 million of the reversals was associated with the favorable settlement of future lease commitments on the Castle Rock facility, for which the Company had recorded accruals in 2001. Lower than expected impairment costs accounted for approximately $1.2 million of the reversals.

As of August 30, 2003, $0.7 million remained outstanding in connection with the aforementioned charges and are primarily related to severance payments of $0.5 million, which run through May 2004, and lease commitments of $0.2 million, which run through July 2005.

**Engineering, research and development expenses (ER&D)** ER&D expenses increased 2% to $17.8 million, or 7.1% of net sales, in 2003 as compared to $17.4 million, or 7.8% of net sales, in 2002. The Company's ER&D activities continue to focus on the support of current product lines, and the development of new products and manufacturing technologies. The Company's ER&D expenses for the last half of the year included $0.6 million related to the addition of employees hired in connection with the Company's second-quarter acquisition of Asyst Technologies, Inc.'s wafer and reticle carrier product lines.

**Interest income, net** The Company reported net interest income of $0.6 million in 2003 compared to $1.5 million in 2002. The decline reflects the significantly lower rates of interest available on the Company's investments in short-term debt securities compared to the year-ago period as well as slightly lower invested balances.

**Other expense (income), net** Other expense was $4.4 million in fiscal 2003 compared to other income of $1.0 million in fiscal 2002.

Other expense in 2003 included an impairment loss of $4.5 million, or $3.3 million after tax, related to the write-down of the Company's equity investment in Metron Technology N.V. common stock. The Company, a founding shareholder of Metron, owned about 1.6 million shares of Metron common stock throughout 2003. Prior to the impairment charge, the Company's investment in Metron Technology N.V. common stock had a cost basis of $7.6 million. At November 30, 2002, the fair value of the investment was $3.1 million, based on a price of $2.00 per share, the closing price of Metron at the end of the first quarter. The decline in fair value was determined to be other-than-temporary. Accordingly, an impairment loss of $4.5 million was recorded and the investment in Metron common stock written down to a new cost basis of $3.1 million.

Other income in 2002 consisted primarily of the foreign currency gains, with about $0.7 million associated with the realization of translation gains realized upon the liquidation of the Company's Korean entity.

**Income tax benefit** The Company recorded an income tax benefit of $6.2 million for fiscal 2003 compared to an income tax benefit of $3.4 million in fiscal 2002. The income tax benefit for fiscal 2003 includes one-time benefits of $0.9 million from the redetermination of prior years' taxes, $1.4 million from the reversal of a valuation allowance on the net operating loss carryforwards of certain non-U.S. subsidiaries, and $1.2 million related to the impairment loss recorded on the Company's investment in Metron stock. The reversal of the valuation allowance was based on a partial realization of the net operating loss carryforwards during fiscal 2003 and the current belief that sufficient taxable earnings will be generated in the future to allow the remaining net operating losses to be utilized. The income tax benefit for fiscal 2002 included a one-time benefit of $1.4 million related to the repatriation of earnings from certain non-U.S. subsidiaries. The effective tax rate for fiscal 2003 was 129.4% compared to 241.8% in fiscal 2002. The difference between the fiscal 2003 effective tax rate of 129.4% and the U.S. statutory rate of 35% is primarily due to the one-time benefits described above, lower taxes on foreign operations, a tax benefit associated with export activities and a tax benefit associated with R&D activities.

**Equity in net loss of affiliates** The Company's equity in the net loss of affiliates was $0.1 million in 2003 and represents the Company's share of losses in entities accounted for under the equity method of accounting. No equity in the net earnings of affiliates was recorded in fiscal 2002 as the Company did not have entities under the equity method of accounting during that period.

**Minority interest** The Company recorded no minority interest in 2003 as all of its consolidated subsidiaries are presently 100%-owned. For fiscal 2002, the minority interest in subsidiaries' net loss was $0.8 million, reflecting the net losses of the Company's formerly 51%-owned Japanese subsidiaries, which became 100%-owned in February 2002.

**Net income** The Company recorded net income of $1.3 million, or $0.02 per diluted share, in fiscal 2003, compared to net income of $2.8 million, or $0.04 per diluted share, in the year-ago period.

## QUARTERLY RESULTS OF OPERATIONS

The table on the next page presents selected data from the Company's consolidated statements of operations for the eight quarters ended August 28, 2004. This unaudited information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this annual report. All adjustments which management considers necessary for the fair presentation of the unaudited information have been included in the quarters presented.

In fiscal 2004, the Company's results included gains on the sale of equity investments, classified as other income, of $0.8 million and $0.3 million in the first and second quarters, respectively.

In the first quarter of fiscal 2003, the Company's results included an impairment loss, classified as other expense, of $4.5 million related to the write-down of an equity investment. Also in the first quarter of 2003, the Company recorded a pretax charge of $1.8 million primarily related to the relocation of its Upland, California operations. In the fourth quarter of 2003, the Company recorded pretax benefits of $0.2 million, associated with adjustment of the aforementioned pretax charge related to the plant relocation.

Our quarterly results of operations have been, and will likely continue to be, subject to significant fluctuations due to a variety of factors, a number of which are beyond the Company's control.

## LIQUIDITY AND CAPITAL RESOURCES

The Company has historically financed its operations and capital requirements through cash flow from operating activities, long-term loans, lease financing and borrowings under domestic and international short-term lines of credit. In fiscal 2000, Entegris raised capital via an initial public offering.

**Operating activities** Cash flow provided by operating activities totaled $48.1 million, $32.1 million and $32.9 million in fiscal 2004, 2003 and 2002, respectively. Cash flow provided by operating activities in 2004 mainly reflected the Company's net earnings, combined with various noncash charges, including depreciation and amortization of $25.5 million. Such items were partly offset by the impact of working capital demands.

Accounts receivable increased by $20.8 million, reflecting the growth in sales in 2004. Days sales outstanding decreased from 68 days at the beginning of the year to 64 days at the end of the year. Inventories increased by $6.3 million over the fiscal 2003 year-end balance. The increase reflected the higher raw material, work-in-process and semi-finished inventories required by the Company's increased sales and production activity.

Partly offsetting the working capital increases for receivables and inventory, accounts payable and accrued liabilities rose by $15.0 million from August 30, 2003, and were mainly associated with the Company's increased production activity and its improved sales and earnings. In addition, accrued taxes rose by $5.7 million, mainly reflecting the higher taxes owed resulting from the Company's improved profitability.

Working capital stood at $199.7 million at August 28, 2004, including $75.5 million in cash and cash equivalents, and short-term investments of $57.7 million.

**Investing activities** Cash flow used in investing activities totaled $55.5 million, $37.5 million and $38.3 million in 2004, 2003 and 2002, respectively.

Acquisition of property and equipment totaled $21.2 million, $13.4 million and $19.6 million in 2004, 2003 and 2002, respectively. Capital expenditures in 2004 included investments in manufacturing, tooling, computer and laboratory equipment as well as a facility expansion in Japan. The Company expects capital expenditures during fiscal 2005 to be about $25 million, consisting mainly of spending on facility expansions, manufacturing equipment, tooling and information systems.

Acquisition of businesses totaled $5.1 million, $44.4 million and $8.9 million in 2004, 2003 and 2002, respectively. In May 2004, the Company completed the acquisition of the assets of a precision parts cleaning business located in Montpellier, France, in a cash transaction for total consideration of $3.6 million. The transaction was made to expand the geographic reach of Entegris' materials integrity management off-site cleaning services. Property and equipment and intangible assets, including goodwill, of approximately $2.6 million and $1.1 million, respectively, were recorded in connection with the transaction. The transaction was accounted for by the purchase method. Accordingly, the Company's consolidated financial statements include the net assets and results of operations from the date of acquisition.

The Company had purchases, net of maturities, of debt securities classified as short-term investments of $33.2 million during 2004. The Company made purchases, net of maturities, of $20.1 million and $8.0 million of short-term investments in 2003 and 2002, respectively.

Also, in fiscal 2004, the Company recorded proceeds of $2.2 million in connection with its sale of 512,800 shares of Metron common stock as described previously under the caption "Other income" and proceeds of $2.7 million from the sale of various equipment.

**Financing activities** Cash provided by financing activities totaled $1.9 million, $11.0 million and $5.6 million in fiscal 2004, 2003 and 2002, respectively.

The Company made payments of $19.5 million on borrowings and received proceeds from new borrowings totaling $16.2 million in 2004. Included in these amounts was the conversion of 1 billion Japanese Yen, or approximately $9.2 mil-

## QUARTERLY STATEMENTS OF OPERATIONS DATA

| | Fiscal 2003 | | | | Fiscal 2004 | | | |
|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 |
| *(In thousands)* | | | | | | | | |
| Net sales | $ 54,249 | $ 54,656 | $ 70,665 | $ 71,534 | $ 68,676 | $ 79,970 | $ 98,624 | $ 99,494 |
| Gross profit | 21,878 | 22,555 | 30,472 | 23,818 | 27,529 | 34,747 | 44,409 | 44,142 |
| Selling, general and administrative expenses | 18,922 | 19,833 | 20,264 | 21,288 | 21,044 | 23,345 | 25,525 | 26,262 |
| Engineering, research and development expenses | 4,073 | 4,233 | 4,683 | 4,814 | 4,603 | 4,821 | 5,343 | 5,361 |
| Operating profit (loss) | (2,929) | (1,511) | 5,525 | (2,070) | 1,882 | 6,581 | 13,541 | 12,519 |
| Net income (loss) | (5,642) | 647 | 3,957 | 2,313 | 1,637 | 5,023 | 9,175 | 8,935 |
| | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 |
| *(Percent of net sales)* | | | | | | | | |
| Net sales | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| Gross profit | 40.3 | 41.3 | 43.1 | 33.3 | 40.1 | 43.5 | 45.0 | 44.4 |
| Selling, general and administrative expenses | 34.9 | 36.3 | 28.7 | 29.8 | 30.6 | 29.2 | 25.9 | 26.4 |
| Engineering, research and development expenses | 7.5 | 7.7 | 6.6 | 6.7 | 6.7 | 6.0 | 5.4 | 5.4 |
| Operating profit (loss) | (5.4) | (2.8) | 7.8 | (2.9) | 2.7 | 8.2 | 13.7 | 12.6 |
| Net income (loss) | (10.4) | 1.2 | 5.6 | 3.2 | 2.4 | 6.3 | 9.3 | 9.0 |

lion, from short-term borrowings to long-term debt due in three to five years. Also included was the first quarter payment of the final $5.0 million of the $14.0 million originally borrowed in February 2003 when the Company acquired the wafer and reticle carrier product line of Asyst Technologies, Inc.

The Company recorded proceeds of $5.1 million, $6.7 million and $5.5 million in 2004, 2003 and 2002, respectively, in connection with common shares issued under the Company's stock option and stock purchase plans.

As of August 28, 2004, the Company's sources of available funds comprised $75.5 million in cash and cash equivalents, $57.7 million in short-term investments and various credit facilities. Entegris has an unsecured revolving credit agreement with two commercial banks with aggregate borrowing capacity of $40 million, with no borrowings outstanding at August 28, 2004, and lines of credit with six international banks that provide for borrowings of currencies for the Company's overseas subsidiaries, equivalent to an aggregate of approximately $16.7 million. Borrowings outstanding on these lines of credit were approximately $6.5 million at August 28, 2004.

Under the unsecured revolving credit agreement, we are subject to, and are in compliance with, certain financial covenants including ratios requiring a fixed charge coverage of not less than 1.10 to 1.00 and a leverage ratio of not more than 2.25 to 1.00. In addition, we must maintain a calculated consolidated and domestic tangible net worth, which, as of August 28, 2004, are $232 million and $125 million, respectively, while also maintaining consolidated and domestic aggregate amounts of cash and short-term investments of not less than $75 million and $40 million, respectively.

At August 28, 2004, the Company's shareholders' equity stood at $372.2 million, up $34.5 million from $337.7 million at the beginning of the year. The components of the increase included the Company's net earnings, the proceeds and tax benefits associated with the issuance of shares issued under the Company's stock option and stock purchase plans and increases in other comprehensive income totaling $1.0 million.

The Company believes that its cash and cash equivalents, short-term investments, cash flow from operations and available credit facilities will be sufficient to meet its working capital and investment requirements for the next 12 months. However, future growth, including potential acquisitions, may require the Company to raise capital through additional equity or debt financing. There can be no assurance that any such financing would be available on commercially acceptable terms.

The following table summarizes the maturities of the Company's significant financial obligations:

| *(In thousands)* | Long-term debt | Operating leases |
|---|---|---|
| Fiscal year ending: | | |
| 2005 | $ 1,492 | $ 3,605 |
| 2006 | 1,370 | 2,557 |
| 2007 | 4,797 | 1,743 |
| 2008 | 1,030 | 1,234 |
| 2009 | 8,544 | 1,013 |
| Thereafter | 3,157 | 1,388 |
| Total | $ 20,390 | $ 11,540 |

On June 9, 2003, the Company announced that it had filed a shelf registration statement with the Securities and Exchange Commission. As amended, up to 25 million shares of the Company's common stock may be offered from time to time under the registration statement, including 17.5 million newly issued shares by Entegris and 7.5 million currently outstanding shares by certain shareholders of the Company. The Company stated that it would use the net proceeds from any future sale of new Entegris shares for general corporate purposes or to finance acquisitions. The Company would not receive any proceeds from any sale of shares by the selling shareholders. The shelf registration statement became effective as of May 19, 2004. The Company and the other selling shareholders have two years from that date to issue 25 million shares under the filing.

## QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Entegris' principal financial market risks are sensitivities to interest rates and foreign currency exchange rates. The Company's current exposure to interest rate fluctuations is not significant. Most of its long-term debt at August 28, 2004, carries fixed rates of interest. The Company's cash equivalents and short-term investments are debt instruments with maturities of 12 months or less. A 100 basis point change in interest rates would potentially increase or decrease net income by approximately $0.8 million annually.

The cash flows and earnings of the Company's foreign-based operations are subject to fluctuations in foreign exchange rates. The Company uses derivative financial instruments to manage the foreign currency exchange rate risks associated with its foreign-based operations. At August 28, 2004, the company was party to forward contracts to deliver Japanese yen and euros with notional values of approximately $14.0 million and $3.0 million, respectively. A hypothetical 10% change in the foreign currency exchange rates would potentially increase or decrease net income by approximately $3.0 million.

The Company's investment in Metron common stock is accounted for as an available-for-sale security. Consequently, the Company's financial position is exposed to fluctuations in the price of Metron stock. At August 30, 2004, the Company's investment in Metron Technology N.V. common stock had a cost basis of $2.1 million with a fair value of $4.7 million. Accordingly, a 10% adverse change in Metron's per share price would result in an approximate $0.5 million decrease in the fair value of the Company's investment.

## IMPACT OF INFLATION

The Company's consolidated financial statements are prepared on a historical cost basis, which does not completely account for the effects of inflation. Material and labor expenses are the Company's primary costs. The cost of polymers, its primary raw material, was essentially unchanged from one year ago. Entegris expects the cost of resins to increase in the upcoming fiscal year due to pricing surcharges implemented by some suppliers based on rising oil prices. Labor costs, including taxes and fringe benefits, rose slightly in fiscal 2004 and moderate increases also can be reasonably anticipated for fiscal 2005. Typically, the Company's products are not sold under long-term contracts. Consequently, the Company can adjust its selling prices, to the extent allowed by competition, to reflect cost increases caused by inflation.

| (In thousands, except per share data) | August 28, 2004 | August 30, 2003 |
|---|---|---|
| **ASSETS** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 75,484 | $ 80,546 |
| Short-term investments | 57,696 | 24,541 |
| Trade accounts receivable, net of allowance for doubtful accounts of $1,790 and $1,793 | 69,735 | 48,567 |
| Trade accounts receivable due from affiliates | 4,790 | 4,037 |
| Inventories | 45,186 | 38,163 |
| Deferred tax assets and refundable income taxes | 8,178 | 11,710 |
| Other current assets | 3,546 | 3,564 |
| **Total current assets** | **264,615** | **211,128** |
| Property, plant and equipment, net | 97,634 | 95,212 |
| **Other assets:** | | |
| Investments | 7,146 | 8,596 |
| Goodwill | 70,164 | 67,480 |
| Other intangible assets, less accumulated amortization of $16,101 and $10,691 | 24,876 | 29,441 |
| Other | 2,611 | 2,882 |
| **Total assets** | **$ 467,046** | **$ 414,739** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current liabilities:** | | |
| Current maturities of long-term debt | $ 1,492 | $ 2,412 |
| Short-term borrowings | 6,477 | 16,455 |
| Accounts payable | 15,768 | 9,570 |
| Accrued liabilities | 35,578 | 25,852 |
| Income taxes payable | 5,604 | — |
| **Total current liabilities** | **64,919** | **54,289** |
| Long-term debt, less current maturities | 18,898 | 10,070 |
| Deferred tax liabilities | 11,044 | 12,715 |
| **Total liabilities** | **94,861** | **77,074** |
| Commitments and contingent liabilities | | |
| **Shareholders' equity:** | | |
| Common stock, par value $.01; 200,000,000 shares authorized; issued and outstanding shares; 73,379,777 and 72,512,100 | 734 | 725 |
| Additional paid-in capital | 152,869 | 142,540 |
| Deferred compensation expense | (1,586) | — |
| Retained earnings | 216,963 | 192,207 |
| Accumulated other comprehensive income | 3,205 | 2,193 |
| **Total shareholders' equity** | **372,185** | **337,665** |
| **Total liabilities and shareholders' equity** | **$ 467,046** | **$ 414,739** |

*See the accompanying notes to consolidated financial statements.*

| (In thousands, except per share data) | Fiscal year ended August 28, 2004 | August 30, 2003 | August 31, 2002 |
|---|---|---|---|
| Sales to non-affiliates | $ 314,557 | $ 231,517 | $ 194,120 |
| Sales to affiliates | 32,207 | 19,587 | 28,877 |
| **Net sales** | **346,764** | **251,104** | **222,997** |
| Cost of sales | 195,937 | 152,381 | 134,291 |
| **Gross profit** | **150,827** | **98,723** | **88,706** |
| Selling, general and administrative expenses | 96,176 | 80,307 | 73,569 |
| Engineering, research and development expenses | 20,128 | 17,803 | 17,408 |
| Other charges | — | 1,598 | 1,563 |
| **Operating profit (loss)** | **34,523** | **(985)** | **(3,834)** |
| Interest income, net | (283) | (579) | (1,466) |
| Other (income) expense, net | (1,111) | 4,423 | (973) |
| **Income (loss) before income taxes and other items below** | **35,917** | **(4,829)** | **(1,395)** |
| Income tax expense (benefit) | 11,134 | (6,248) | (3,373) |
| Equity in net loss of affiliates | 13 | 144 | — |
| Minority interest in subsidiaries' net loss | — | — | (798) |
| **Net income** | **$ 24,770** | **$ 1,275** | **$ 2,776** |
| **Earnings per common share:** | | | |
| Basic | $ 0.34 | $ 0.02 | $ 0.04 |
| Diluted | $ 0.32 | $ 0.02 | $ 0.04 |

*See the accompanying notes to consolidated financial statements.*

| (In thousands) | Common shares outstanding | Common stock | Additional paid-in capital | Deferred compensation expense | Retained earnings | Accumulated other comprehensive income (loss) | Total | Comprehensive income (loss) |
|---|---|---|---|---|---|---|---|---|
| **Balance at August 25, 2001** | 69,730 | $ 697 | $ 121,449 | $ — | $ 188,156 | $ 2,005 | $ 312,307 | |
| Shares issued pursuant to stock option plans | 1,222 | 12 | 3,959 | — | — | — | 3,971 | |
| Shares issued in connection with acquisition | 42 | 1 | 437 | — | — | — | 438 | |
| Shares issued pursuant to employee stock purchase plan | 167 | 2 | 1,540 | — | — | — | 1,542 | |
| Tax benefit associated with employee stock plans | — | — | 5,291 | — | — | — | 5,291 | |
| Foreign currency translation adjustment | — | — | — | — | — | (71) | (71) | $ (71) |
| Net unrealized loss on marketable securities | — | — | — | — | — | (4,140) | (4,140) | (4,140) |
| Net income | — | — | — | — | 2,776 | — | 2,776 | 2,776 |
| **Total comprehensive loss** | | | | | | | | **$ (1,435)** |
| **Balance at August 31, 2002** | 71,161 | 712 | 132,676 | — | 190,932 | (2,206) | 322,114 | |
| Shares issued pursuant to stock option plans | 1,163 | 12 | 4,867 | — | — | — | 4,879 | |
| Shares issued in connection with acquisition | 21 | — | 281 | — | — | — | 281 | |
| Shares issued pursuant to employee stock purchase plan | 167 | 1 | 1,516 | — | — | — | 1,517 | |
| Tax benefit associated with employee stock plans | — | — | 3,200 | — | — | — | 3,200 | |
| Foreign currency translation adjustment | — | — | — | — | — | 841 | 841 | $ 841 |
| Net unrealized gain on marketable securities | — | — | — | — | — | 1,677 | 1,677 | 1,677 |
| Reclassification adjustment for gain on sales of equity investments included in earnings | — | — | — | — | — | (32) | (32) | (32) |
| Reclassification adjustment for impairment loss on equity investments included in earnings | — | — | — | — | — | 1,913 | 1,913 | 1,913 |
| Net income | — | — | — | — | 1,275 | — | 1,275 | 1,275 |
| **Total comprehensive income** | | | | | | | | **$ 5,674** |
| **Balance at August 30, 2003** | 72,512 | 725 | 142,540 | — | 192,207 | 2,193 | 337,665 | |
| Shares issued pursuant to stock option plans | 657 | 7 | 3,451 | — | (14) | — | 3,444 | |
| Shares issued in connection with acquisition | 49 | — | 437 | — | — | — | 437 | |
| Shares issued pursuant to employee stock purchase plan | 155 | 2 | 1,604 | — | — | — | 1,606 | |
| Deferred compensation related to restricted stock awards | 7 | — | 2,791 | (2,791) | — | — | — | |
| Compensation earned in connection with restricted stock awards | — | — | — | 1,205 | — | — | 1,205 | |
| Tax benefit associated with employee stock plans | — | — | 2,046 | — | — | — | 2,046 | |
| Foreign currency translation adjustment | — | — | — | — | — | 1,207 | 1,207 | $ 1,207 |
| Net unrealized gain on marketable securities | — | — | — | — | — | 397 | 397 | 397 |
| Reclassification adjustment for gain on sales of equity investments included in earnings | — | — | — | — | — | (592) | (592) | (592) |
| Net income | — | — | — | — | 24,770 | — | 24,770 | 24,770 |
| **Total comprehensive income** | | | | | | | | **$ 25,782** |
| **Balance at August 28, 2004** | 73,380 | $ 734 | $ 152,869 | $ (1,586) | $ 216,963 | $ 3,205 | $ 372,185 | |

*See the accompanying notes to consolidated financial statements.*

| | Fiscal year ended | | |
|---|---|---|---|
| *(In thousands)* | August 28, 2004 | August 30, 2003 | August 31, 2002 |
| **Operating activities:** | | | |
| Net income | $ 24,770 | $ 1,275 | $ 2,776 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 25,492 | 27,180 | 28,164 |
| Deferred compensation expense | 1,205 | — | — |
| Impairment of property and equipment | 1,345 | 1,156 | 1,136 |
| Impairment of equity investments | 100 | 4,452 | — |
| Provision for doubtful accounts | 46 | (145) | 133 |
| Provision for deferred income taxes | 1,890 | (5,574) | (791) |
| Tax benefit from employee stock plans | 2,046 | 3,200 | 5,291 |
| Equity in net loss of affiliates | 13 | 144 | — |
| (Gain) loss on sale of property and equipment | (859) | (310) | 185 |
| Gain on sale of equity investments | (1,126) | (145) | — |
| Minority interest in subsidiaries' net loss | — | — | (798) |
| Changes in operating assets and liabilities, net of effect of acquisitions: | | | |
| Trade accounts receivable | (20,030) | (11,727) | 859 |
| Trade accounts receivable due from affiliates | (753) | 182 | 2,952 |
| Inventories | (6,295) | 4,156 | 8,373 |
| Accounts payable and accrued liabilities | 14,990 | 5,222 | (21,710) |
| Other current assets | 97 | (760) | 5,065 |
| Income taxes payable and refundable income taxes | 5,697 | 4,346 | 1,872 |
| Other | (493) | (516) | (646) |
| **Net cash provided by operating activities** | **48,135** | **32,136** | **32,861** |
| **Investing activities:** | | | |
| Acquisition of property and equipment | (21,179) | (13,445) | (19,568) |
| Acquisition of businesses, net of cash acquired | (5,133) | (44,431) | (8,943) |
| Purchase of intangible assets | (845) | (1,146) | (824) |
| Proceeds from sales of property and equipment | 2,713 | 1,962 | 1,300 |
| Proceeds from sale of equity investments | 2,151 | 327 | — |
| Purchases of short-term investments | (65,335) | (39,281) | (90,200) |
| Maturities of short-term investments | 32,180 | 59,364 | 82,204 |
| Other | (26) | (891) | (2,302) |
| **Net cash used in investing activities** | **(55,474)** | **(37,541)** | **(38,333)** |
| **Financing activities:** | | | |
| Principal payments on short-term borrowings and long-term debt | (19,453) | (13,323) | (13,704) |
| Proceeds from short-term borrowings and long-term debt | 16,238 | 17,633 | 13,809 |
| Issuance of common stock | 5,113 | 6,677 | 5,514 |
| **Net cash provided by financing activities** | **1,898** | **10,987** | **5,619** |
| Effect of exchange rate changes on cash and cash equivalents | 379 | 134 | 232 |
| **(Decrease) increase in cash and cash equivalents** | **(5,062)** | **5,716** | **379** |
| **Cash and cash equivalents at beginning of period** | **80,546** | **74,830** | **74,451** |
| **Cash and cash equivalents at end of period** | **$ 75,484** | **$ 80,546** | **$ 74,830** |

*See the accompanying notes to consolidated financial statements.*

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Operations and Principles of Consolidation** Entegris, Inc. (the Company) is a leading provider of materials integrity management solutions that protect and transport the critical materials used in the semiconductor and other high technology industries. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Intercompany profits, transactions and balances have been eliminated in consolidation.

**Fiscal Year** The Company's fiscal year is a 52-week or 53-week period ending on the last Saturday in August. Fiscal years 2004, 2003 and 2002 ended on August 28, 2004, August 30, 2003, and August 31, 2002, respectively, and are alternatively identified herein as 2004, 2003 and 2002. Fiscal 2002 included 53 weeks, while fiscal years 2003 and 2004 comprised 52 weeks.

**Basis of Presentation** Certain amounts reported in previous years have been reclassified to conform to the current year's presentation.

**Use of Estimates** The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Stock-based Compensation** The Company has two stock-based employee compensation plans. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. The exercise price of the Company's employee stock options generally equals the market price of the underlying stock on the date of grant for all options granted, and thus, under APB No. 25, no compensation expense is recognized. The Company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-based Compensation.*

The accompanying table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

| *(In thousands, except per share data)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net income, as reported | $ 24,770 | $ 1,275 | $ 2,776 |
| Add stock-based compensation expense included in reported net earnings | 747 | — | — |
| Deduct stock-based compensation expense under the fair value based method for all awards | (7,955) | (6,549) | (5,126) |
| **Pro forma net income (loss)** | **$ 17,562** | **$ (5,274)** | **$ (2,350)** |
| Basic net earnings per share, as reported | $ 0.34 | $ 0.02 | $ 0.04 |
| Pro forma basic net earnings (loss) per share | 0.24 | (0.07) | (0.03) |
| Diluted net earnings per share, as reported | 0.32 | 0.02 | 0.04 |
| Pro forma diluted net earnings (loss) per share | 0.23 | (0.07) | (0.03) |

The Company determined pro forma compensation expense under the provisions of SFAS No. 123 using the Black-Scholes pricing model and the following assumptions:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Expected dividend yield | 0% | 0% | 0% |
| Expected stock price volatility | 75.00% | 77.16% | 77.00% |
| Risk-free interest rate | 4.00% | 3.75% | 4.50% |
| Expected life | 8 years | 8 years | 10 years |

The weighted average fair value of options granted during 2004, 2003 and 2002 with exercise prices equal to the market price at the date of grant was $9.30, $5.06 and $6.88 per share, respectively.

**Cash, Cash Equivalents and Short-term Investments** Cash and cash equivalents include cash on hand and highly liquid debt securities with original maturities of three months or less, which are valued at cost. Debt securities with original maturities greater than three months and remaining maturities of less than one year are classified and accounted for as held-to-maturity and recorded at amortized cost, and are included in short-term investments.

**Inventories** Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

**Property, Plant, and Equipment** Property, plant and equipment are carried at cost and are depreciated principally on the straight-line method over the estimated useful lives of the assets. When assets are retired or disposed of, the cost and related accumulated depreciation are removed from the accounts, and gains or losses are recognized in the same period. Maintenance and repairs are expensed as incurred; significant additions and improvements are capitalized. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future undiscounted cash flows.

**Investments** The Company's marketable equity investments are accounted for as available-for-sale. Accordingly, such securities are recorded at fair value, with any unrealized holding gains and losses, net of taxes, excluded from income, and recognized as a separate component of shareholders' equity. The Company's non-marketable investments are accounted for under either the cost or equity method of accounting, as appropriate.

All equity investments are periodically reviewed to determine if declines in fair value below cost basis are other-than-temporary. Significant and sustained decreases in quoted market prices and a series of historical and projected operating losses by investees are considered in the review. If the decline in fair value is determined to be other-than-temporary, an impairment loss is recorded and the investment written down to a new cost basis.

**Goodwill and Other Intangible Assets** Goodwill is the excess of the purchase price over the fair value of net assets of acquired businesses. The Company does not amortize goodwill, but tests for impairment at least annually. Other intangible assets include, among other items, patents and unpatented technology and are amortized using the straight-line method over their respective estimated useful lives of 5 to 17 years. The Company reviews intangible assets for impairment annually or more frequently if changes in circumstances or the occurrence of events suggest the remaining value is not recoverable.

**Derivative Financial Instruments** SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* requires the Company to record derivatives as assets or liabilities on the balance sheet and to measure such instruments at fair value. Changes in fair value of derivatives are recorded each period in current results of operations or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction.

The Company periodically enters into forward foreign currency contracts to reduce exposures relating to rate changes in certain foreign currencies. Certain exposures to credit losses related to counterparty nonperformance exist. However, the Company does not anticipate nonperformance by the counterparties as they are large, well-established financial institutions. None of these derivatives is accounted for as a hedge transaction under the provisions of SFAS No. 133. Accordingly, changes in the fair value of forward foreign currency contracts are recorded as a component of net income. The fair values of the Company's derivative financial instruments are based on prices quoted by financial institutions for these instruments. The Company was a party to forward foreign currency contracts with notional amounts of $16.9 million and $19.0 million at August 28, 2004, and August 30, 2003, respectively.

**Foreign Currency Translation** Except for certain foreign subsidiaries whose functional currency is the United States (U.S.) dollar, assets and liabilities of foreign subsidiaries are translated from foreign currencies into U.S. dollars at current exchange rates. Income statement amounts are translated at the weighted average exchange rates for the year. Gains and losses resulting from foreign currency transactions are included in net income. For certain foreign subsidiaries whose functional currency is the U.S. dollar, currency gains and losses resulting from translation are determined using a combination of current and historical rates and are reported as a component of net income.

**Revenue Recognition/Concentration of Risk** Revenue and the related cost of sales are generally recognized upon shipment of the products. For certain customized precision cleaning equipment sales with installation and customer acceptance provisions, which constituted less than 3% of sales, revenue is recognized upon fulfillment of such provisions. The Company recognizes revenues from construction contracts for certain customized clean-in-place equipment, which constituted less than 3% of sales, under the percentage-of-completion method, measured by the cost-to-cost method.

The Company provides for estimated returns and warranty obligations when the revenue is recorded. The Company sells its products throughout the world primarily to companies in the microelectronics industry. The Company performs continuing credit evaluations of its customers and generally does not require collateral. Letters of credit may be required from its customers in certain circumstances. The Company maintains an allowance for doubtful accounts which management believes is adequate to cover losses on trade receivables.

Certain materials included in the Company's products are obtained from a single source or a limited group of suppliers. Although the Company seeks to reduce dependence on those sole and limited source suppliers, the partial or complete loss of these sources could have at least a temporary adverse effect on the Company's results of operations. Furthermore, a significant increase in the price of one or more of these components could adversely affect the Company's results of operations.

The Company applies the provisions of Emerging Issues Task Force Issue 00-10 (EITF 00-10), *Accounting for Shipping and Handling Fees and Costs*. Through August 30, 2003, the Company historically classified shipping and handling costs as an offset to amounts billed to customers included in net sales. Effective with the application of EITF 00-10, $2.3 million and $3.2 million of shipping and handling costs were reclassified from net sales to cost of goods sold for 2003 and 2002, respectively.

**Income Taxes** Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting. The Company accounts for tax credits as reductions of income tax expense in the year in which such credits are allowable for tax purposes. The Company utilizes the asset and liability method for computing its deferred income taxes. Under the asset and liability method, deferred tax assets and liabilities are based on the temporary difference between the financial statement and tax basis of assets and liabilities and the enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company intends to continue to reinvest its undistributed international earnings in its international operations; therefore, no U.S. tax expense has been recorded to cover the repatriation of such undistributed earnings.

**Comprehensive Income (Loss)** Comprehensive income (loss) represents the change in shareholders' equity resulting from other than shareholder investments and distributions. The Company's foreign currency translation adjustments and unrealized gains and losses on marketable securities are included in accumulated other comprehensive income (loss). Comprehensive income (loss) and the components of accumulated other comprehensive income (loss) are presented in the accompanying Consolidated Statements of Shareholders' Equity.

**Recent Accounting Pronouncements** In December 2002, the Emerging Issues Task Force issued EITF No. 00-21, "Revenue Arrangements with Multiple Deliverables." This issue addresses certain aspects of the accounting for arrangements under which a company will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately..This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This issue does not change otherwise applicable revenue recognition criteria. EITF No. 00-21 was applicable for the Company for revenue arrangements entered into beginning in fiscal 2004. The adoption of EITF No. 00-21 did not have a material effect on the Company's consolidated financial statements.

In December 2003, the FASB issued FASB Interpretation No. 46R (FIN 46R), *Consolidation of Variable Interest Entities,* which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, *Consolidation of Variable Interest Entities,* which was issued in January 2003. The Company is required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company has determined that it has no variable interest entities required to be consolidated in the Company's financial statements. The adoption of FIN 46R did not have an impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* The Statement clarifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS No. 150 requires that those instruments be classified as liabilities in statements of financial position. The Statement also includes required disclosures for financial instruments within its scope. This statement became effective for the Company during the first quarter of fiscal 2004, except for certain mandatorily redeemable financial instruments. The effective date of SFAS No. 150 has been deferred for certain mandatorily redeemable financial instruments. The Company does not currently have any financial instruments that are within the scope of this Statement.

## (2) ACQUISITIONS

In May 2004, the Company completed the acquisition of a precision parts cleaning business located in Montpellier, France, in a cash transaction for total consideration of $3.6 million. The transaction was made to expand the geographic reach of Entegris' materials integrity management services. Property and equipment and intangible assets, including goodwill, of approximately $2.6 million and $1.1 million, respectively, were initially recorded in connection with the transaction. The Company is in the process of reviewing and finalizing its valuation of the tangible and intangible assets for the transaction. The effect on the Company's results if the acquisition had occurred at the beginning of each period presented in the Consolidated Statements of Operations is not material.

Entegris completed two acquisitions in fiscal 2003. In January 2003, the Company acquired substantially all of the assets of Electrol Specialties Co. (ESC) in a cash transaction for $6.9 million, which includes $1.5 million in contingent consideration recorded in 2004. ESC, an Illinois-based company, designs and fabricates clean-in-place (CIP) stainless steel systems to customers in the biopharmaceutical industry. Identifiable intangible assets and goodwill of approximately $1.0 million and $3.6 million, respectively, were recorded in connection with the transaction. Entegris retained ESC's existing management team and employees, and continues to fabricate CIP products at ESC's leased facility in Illinois.

In February 2003, Entegris acquired the wafer and reticle carrier (WRC) product lines of Asyst Technologies, Inc., a California-based provider of integrated automation systems, in a cash transaction. The total acquisition cost for all assets associated with Asyst's WRC product lines and intellectual property, including associated fees and expenses, was $39.1 million. Entegris hired key Asyst employees involved with the research and development of these product lines and moved the production of the purchased WRC product line to its Chaska, Minnesota, facilities. Identifiable intangible assets and goodwill of approximately $1.8 million and $33.9 million, respectively, were recorded in connection with the transaction.

The identifiable intangible assets of $2.8 million recorded in connection with the 2003 acquisitions related to noncompete agreements, patents and customer relationships are being amortized over periods ranging up to five years.

The Company completed two transactions in 2002. In August 2002, the Company acquired assets related to products serving the semiconductor tape and reel market for $2.0 million. Identifiable intangible assets of approximately $1.8 million, consisting principally of proprietary knowledge, were recorded in connection with the transaction. In February 2002, the Company purchased the 49% minority interests held in its Fluoroware Valqua Japan K.K. and Nippon Fluoroware K.K subsidiaries for total consideration of $5.1 million. Identifiable intangible assets of approximately $1.3 million were recorded in connection with the transaction.

Each of the above transactions was accounted for by the purchase method. Accordingly, the Company's consolidated financial statements include the net assets and results of operations from the dates of acquisition.

## (3) INVENTORIES

Inventories consist of the following:

| *(In thousands)* | 2004 | 2003 |
|---|---|---|
| Raw materials | $ 15,382 | $ 12,061 |
| Work-in-process | 4,519 | 1,663 |
| Finished goods | 24,621 | 23,811 |
| Supplies | 664 | 628 |
| | $ 45,186 | $ 38,163 |

## (4) PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment consists of the following:

| *(In thousands)* | 2004 | 2003 | Estimated useful lives |
|---|---|---|---|
| Land | $ 9,476 | $ 9,644 | |
| Buildings and improvements | 64,989 | 62,677 | 5–35 |
| Manufacturing equipment | 85,245 | 82,928 | 5–10 |
| Molds | 74,853 | 68,561 | 3–5 |
| Office furniture and equipment | 47,582 | 48,749 | 3–8 |
| | 282,145 | 272,559 | |
| Less accumulated depreciation | 184,511 | 177,347 | |
| | $ 97,634 | $ 95,212 | |

Depreciation expense was $20.1 million, $22.6 million and $24.4 million in 2004, 2003 and 2002, respectively. The Company recorded asset impairment write-offs on molds and equipment of approximately $1.3 million, $1.2 million and $1.1 million for 2004, 2003 and 2002, respectively. In 2004, $0.4 million of impairments are included in Engineering, all other impairment losses are included in the Company's cost of sales.

## (5) INVESTMENTS

Investments include the Company's equity ownership in Metron Technology N.V. (Metron), a publicly traded security. Metron is a leading global provider of marketing, sales, services and support solutions to semiconductor materials and equipment suppliers and semiconductor manufacturers. The Company's investment in Metron is accounted for as an available-for-sale security. At August 28, 2004, the Company owned approximately 1.1 million common shares of Metron with a market value of $4.7 million based on the closing price of $4.44 per share on the NASDAQ Stock Market. At August 28, 2004, the unrealized gain on marketable securities was $1.5 million, net of taxes of $1.1 million. At August 30, 2003, the market value of the Company's investment was $6.1 million, reflecting an unrealized gain of $1.7 million, net of tax expense of $1.2 million.

On August 16, 2004, Metron announced that it had entered into a Stock and Asset Purchase Agreement (Purchase Agreement) with Applied Materials, Inc. (Applied), pursuant to which Applied would acquire the business assets of Metron. Under the terms of the Purchase Agreement, Applied would pay approximately $85 million in cash to Metron for all of Metron's worldwide assets, and would assume certain Metron liabilities. Following the close of the proposed acquisition, Metron expects to pay cash distributions to shareholders in the range of approximately $4.74 to $4.80 per share, to be made in at least two cash distributions during the six-month period following the close of the transaction. The acquisition is subject to regulatory and Metron shareholder approval and other closing conditions and is expected to close by the end of the calendar year. In connection with the Purchase Agreement, the Company, along with other significant shareholders of Metron, entered into a voting agreement with Applied, and has delivered its proxy to Applied, pursuant to which we have agreed to vote our shares in favor of the approval of the Purchase Agreement.

In 2004, the Company reported other income of $1.1 million ($0.7 million after taxes), on the sale of an aggregate 512,800 shares of Metron's common stock.

In the first quarter of 2003, the Company recorded an impairment loss, classified as other expense, of $4.5 million, or $3.3 million after taxes, related to the Company's investment in Metron. Prior to the impairment charge, the Company held approximately 1.6 million shares of Metron stock with a cost basis of $7.6 million. At November 30, 2002, the fair value of the investment was $3.1 million, based on a price of $2.00 per share, the closing price of Metron at that date. The decline in fair value was determined to be other-than-temporary. Accordingly, an impairment loss was recorded and the investment in Metron common stock written down to a new cost basis of $3.1 million as of that date.

At August 28, 2004, the Company also holds equity investments totaling $2.4 million in certain nonpublicly traded companies accounted for under either the cost or equity method of accounting, as appropriate.

The Company's short-term investments, all of which are debt securities due within one year and are classified as held-to-maturity, consist of the following:

| (In thousands) | 2004 | 2003 |
|---|---|---|
| Municipal bonds | $ 52,545 | $ 20,217 |
| Corporate debt securities | 5,151 | 4,324 |
| | $ 57,696 | $ 24,541 |

The amortized cost, gross unrealized gains, gross unrealized losses and the fair value of the Company's short-term investments are as follows:

| (In thousands) | 2004 | 2003 |
|---|---|---|
| Amortized cost | $ 57,696 | $ 24,541 |
| Gross unrealized gains | — | — |
| Gross unrealized losses | (171) | (110) |
| Fair value | $ 57,525 | $ 24,431 |

## (6) INTANGIBLE ASSETS

Other intangible assets, excluding goodwill, at August 28, 2004, and August 30, 2003, were as follows:

| (In thousands) 2004 | Gross carrying amount | Accumulated amortization | Net carrying value |
|---|---|---|---|
| Patents | $ 19,243 | $ 7,513 | $ 11,730 |
| Unpatented Technology | 9,844 | 3,167 | 6,677 |
| Employment and noncompete agreements | 5,837 | 3,088 | 2,749 |
| Other | 6,053 | 2,333 | 3,720 |
| | $ 40,977 | $ 16,101 | $ 24,876 |

| (In thousands) 2003 | Gross carrying amount | Accumulated amortization | Net carrying value |
|---|---|---|---|
| Patents | $ 18,416 | $ 5,320 | $ 13,096 |
| Unpatented Technology | 9,844 | 2,185 | 7,659 |
| Employment and noncompete agreements | 5,837 | 1,718 | 4,119 |
| Other | 6,035 | 1,468 | 4,567 |
| | $ 40,132 | $ 10,691 | $ 29,441 |

Amortization expense was $5.4 million, $4.5 million, and $3.7 million in 2004, 2003 and 2002, respectively.

Estimated amortization expense for the fiscal years 2005 to 2009 and thereafter is $4.9 million, $4.6 million, $4.2 million, $3.8 million and $2.9 million, respectively.

The changes in the carrying amount of goodwill for the years ended August 28, 2004 and August 30, 2003 are as follows:

| (In thousands) | 2004 | 2003 |
|---|---|---|
| Beginning of year | $ 67,480 | $ 31,310 |
| Additions to goodwill as a result of acquisitions | 2,684 | 36,170 |
| End of year | $ 70,164 | $ 67,480 |

Additions to goodwill in 2004 included $1.1 million related to acquisitions in 2004 and $1.5 million associated with a purchase price allocation adjustment of a prior year acquisition. Additions to goodwill in 2003 included $36.0 million arising from acquisitions in 2003 and a $0.2 million increase associated with a purchase price allocation adjustment of a prior year acquisition.

## (7) ACCRUED LIABILITIES

Accrued liabilities consist of the following:

| (In thousands) | 2004 | 2003 |
|---|---|---|
| Payroll and related benefits | $ 18,920 | $ 11,194 |
| Employee benefits | 4,623 | 2,839 |
| Taxes, other than income taxes | 1,440 | 1,123 |
| Interest | 28 | 70 |
| Royalties | 1,411 | 917 |
| Accruals related to nonrecurring charges | 87 | 316 |
| Donations | 1,201 | — |
| Warranty and related | 2,472 | 2,946 |
| Other | 5,396 | 6,447 |
| | $ 35,578 | $ 25,852 |

## (8) WARRANTY

The Company accrues for warranty costs based on historical trends and the expected material and labor costs to provide warranty services. The majority of products sold are generally covered by a warranty for periods ranging from 90 days to one year. The following table summarizes the activity related to the product warranty liability during 2004, 2003 and 2002:

| (In thousands) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Beginning of year | $ 2,065 | $ 735 | $ 1,361 |
| Accrual for warranties issued during the period | 867 | 1,001 | 206 |
| Assumption of liability in connection with acquisition | — | 1,250 | — |
| Settlements during the period | (898) | (921) | (832) |
| End of year | $ 2,034 | $ 2,065 | $ 735 |

## (9) LONG-TERM DEBT

Long-term debt consists of the following:

| *(In thousands)* | 2004 | 2003 |
|---|---|---|
| Stock redemption notes payable in various installments along with interest of 8% and 9% through December 2010 | $ 2,585 | $ 2,961 |
| Commercial loans secured by property and equipment payable on a monthly basis in principal installments of $36, with interest ranging from .75% to 1.68% and various maturities through November 2010, denominated in Japanese Yen | 2,759 | 1,593 |
| Commercial loans secured by property and equipment payable on a semiannual basis in principal installments of $47 and interest ranging from 4.5% to 6% and various maturities through December 2007, denominated in Euros | 1,094 | 1,518 |
| Commercial loans unsecured with quarterly interest payments of 1.55% to 1.65% and full principal due in 2007 and 2009, denominated in Japanese Yen | 9,122 | — |
| Small Business Administration loans payable on a monthly basis in principal installments of $4 and interest ranging from 3.15% to 4.25% and various maturities through October 2020 | 1,871 | 2,842 |
| Commercial loan secured by equipment payable on a monthly basis in principal installments of $20 and interest of 5.0% through maturity at October 2004 | 40 | 631 |
| Industrial Revenue Bond secured by property payable on a semiannual basis with principal installments of $50 through October 2012, and variable interest ranging from 1.05% to 2.20%, prepaid in full in 2004 | — | 1,050 |
| Private bond with interest of 1.7% and interest payable on a semiannual basis and full principal due in 2008, denominated in Japanese Yen | 2,007 | 1,881 |
| Other, denominated in Japanese Yen | 912 | 6 |
| **Total** | 20,390 | 12,482 |
| **Less current maturities** | 1,492 | 2,412 |
| | $ 18,898 | $ 10,070 |

Annual maturities of long-term debt as of August 28, 2004, are as follows:

| Fiscal year ending | *(In thousands)* |
|---|---|
| 2005 | $ 1,492 |
| 2006 | 1,370 |
| 2007 | 4,797 |
| 2008 | 1,030 |
| 2009 | 8,544 |
| Thereafter | 3,157 |
| | $ 20,390 |

## (10) SHORT-TERM BANK BORROWINGS

The Company has an unsecured revolving credit agreement, which expires in February 2005, with two commercial banks for aggregate borrowings of up to $40 million with interest at Eurodollar rates, plus 1.125%. There was zero outstanding under this commitment at August 28, 2004. There was $5 million outstanding at August 30, 2003, with interest at 2.69%. Under the unsecured revolving credit agreement, the Company is subject to, and is in compliance with, certain financial covenants including ratios requiring fixed charge coverage of not less than 1.10 to 1.00 and a leverage ratio of not more than 2.25 to 1.00. In addition, the Company must maintain a calculated consolidated and domestic tangible net worth, which, as of August 28, 2004, are $232.4 million and $125.0 million, respectively, while also maintaining consolidated and domestic aggregate amounts of cash and short-term investments of not less than $75 million and $40 million, respectively.

The Company has entered into unsecured line of credit agreements, which expire at various dates through 2005, with six international commercial banks, which provide for aggregate borrowings of 250,000 euros, 3.5 million Malaysia ringgits and 1.7 billion Japanese yen for its foreign subsidiaries, which is equivalent to $16.7 million as of August 28, 2004. Interest rates for these facilities are based on a factor of the banks' reference rates and ranged from 1.375% to 10.0% as of August 28, 2004. Borrowings outstanding under these line of credit agreements at August 28, 2004, and August 30, 2003, were $6.5 million and $11.5 million, respectively.

## (11) LEASE COMMITMENTS

As of August 28, 2004, the Company was obligated under noncancellable operating lease agreements for certain equipment and buildings. Future minimum lease payments for noncancellable operating leases with initial or remaining terms in excess of one year are as follows:

| Fiscal year ending | *(In thousands)* |
|---|---|
| 2005 | $ 3,605 |
| 2006 | 2,557 |
| 2007 | 1,743 |
| 2008 | 1,234 |
| 2009 | 1,013 |
| Thereafter | 1,388 |
| **Total minimum lease payments** | $ 11,540 |

Total rental expense for all equipment and building operating leases was $4.7 million, $4.7 million and $4.8 million in 2004, 2003 and 2002, respectively. See Note 22 for related party leases included above.

## (12) OTHER CHARGES

During the first quarter of fiscal 2003, the Company recorded a pre-tax charge of $1.8 million related to the relocation of its Upland, California operations and certain workforce reductions. The charge included $0.9 million in termination costs related to a workforce reduction of approximately 75 employees, $0.4 million for estimated losses for asset impairment and $0.5 million for future lease commitments on the Upland facility. The Company recorded a pre-tax benefit of $0.2 million in the fourth quarter of 2003 associated with the favorable settlement of a portion of the future lease commitments included in the aforementioned charge.

In 2002, the Company's results included a charge of $4.0 million in connection with the closure of its Chanhassen, Minnesota plant. The charge included $1.5 million in termination costs related to a workforce reduction of 230 employees and $2.3 million for estimated losses for asset impairment.

The Company recorded a pre-tax benefit of $2.4 million in 2002 related to the reversal of previous accruals made in 2002 as described above and accruals recorded in 2001 related to the closures of its Castle Rock, Colorado and Munmak, Korea facilities. Approximately $1.0 million of the reversal was associated with the favorable settlement of future lease commitments on the Castle Rock facility, for which the Company had recorded accruals in 2001. Lower than expected impairment costs accounted for approximately $1.2 million of the reversals.

As of August 28, 2004, future cash outlays of $0.1 million remained outstanding in connection with the aforementioned charges, and are primarily related to lease commitments, which run through July 2005.

## (13) INTEREST INCOME, NET

Interest income, net consists of the following:

| *(In thousands)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Interest income | $ 1,454 | $ 1,790 | $ 2,684 |
| Interest expense | (1,171) | (1,211) | (1,218) |
| **Interest income, net** | **$ 283** | **$ 579** | **$ 1,466** |

## (14) OTHER EXPENSE (INCOME), NET

Other expense (income), net consists of the following:

| *(In thousands)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| (Gain) loss on sale of property and equipment | $ (859) | $ (310) | $ 185 |
| Impairment of investment in Metron | — | 4,452 | — |
| (Gain) loss on foreign currency translation | 179 | (201) | (808) |
| Gain on liquidation of foreign subsidiary | — | — | (733) |
| Gain on sale of equity investments | (1,126) | (145) | — |
| Other, net | 695 | 627 | 383 |
| **Other expense (income), net** | **$ (1,111)** | **$ 4,423** | **$ (973)** |

## (15) INCOME TAXES

Income (loss) before income taxes was derived from the following sources:

| *(In thousands)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Domestic | $ 29,226 | $ (9,747) | $ (8,192) |
| Foreign | 6,691 | 4,918 | 6,797 |
| | $ 35,917 | $ (4,829) | $ (1,395) |

Income tax expense (benefit) is summarized as follows:

| *(In thousands)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 6,853 | $ (2,611) | $ (3,797) |
| State | 316 | (58) | — |
| Foreign | 1,603 | 122 | 562 |
| | 8,772 | (2,547) | (3,235) |
| Deferred: | | | |
| Federal | 1,864 | (2,110) | 220 |
| State | 727 | (275) | (358) |
| Foreign | (229) | (1,316) | — |
| | 2,362 | (3,701) | (138) |
| | $ 11,134 | $ (6,248) | $ (3,373) |

Income tax expense (benefit) differs from the expected amounts based upon the statutory federal tax rates as follows:

| *(In thousands)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Expected federal income tax at statutory rate | $ 12,571 | $ (1,690) | $ (489) |
| State income taxes, net of federal tax effect | 779 | (120) | (113) |
| Effect of foreign source income | (742) | (2,801) | (2,267) |
| Extraterritorial Income/Foreign Sales Corporation income not subject to tax | (1,300) | (1,000) | — |
| Impairment of investment in Metron | — | 408 | — |
| Research tax credit | (260) | (450) | (400) |
| Tax-exempt interest | (211) | (224) | (296) |
| Redetermination of prior years' taxes | — | (946) | — |
| Other items, net | 297 | 575 | 192 |
| | $ 11,134 | $ (6,248) | $ (3,373) |

At August 28, 2004, there were approximately $16.8 million of accumulated undistributed earnings of subsidiaries outside the United States that are considered to be reinvested indefinitely. No deferred tax liability has been provided on such earnings. If they were remitted to the Company, applicable U.S. federal and foreign withholding taxes would be partially offset by available foreign tax credits.

During the years ended August 28, 2004, and August 30, 2003, respectively, $2.0 million and $3.2 million was added to additional paid-in capital in accordance with APB No. 25 reflecting the tax difference relating to employee stock option transactions.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at August 28, 2004, and August 30, 2003, are as follows:

| *(In thousands)* | 2004 | 2003 |
|---|---|---|
| **Deferred tax assets:** | | |
| Accounts receivable | $ 939 | $ 935 |
| Inventory | 2,444 | 2,555 |
| Intercompany profit | 1,429 | 1,114 |
| Accruals not currently deductible for tax purposes | 2,761 | 2,918 |
| Net operating loss carryforwards | 1,132 | 3,889 |
| Tax credit carryforwards | 340 | 1,847 |
| Other, net | 1,760 | 1,171 |
| **Total deferred tax assets** | 10,805 | 14,429 |
| **Deferred tax liabilities:** | | |
| Accelerated depreciation | 3,484 | 4,218 |
| Purchased intangible assets | 8,205 | 9,316 |
| Other, net | 1,982 | 2,108 |
| **Total deferred tax liabilities** | 13,671 | 15,642 |
| **Net deferred tax assets (liabilities)** | $ (2,866) | $ (1,213) |

At August 28, 2004, the Company had federal net operating loss carryforwards of approximately $1.1 million which begin to expire in 2011, state operating loss carryforwards of approximately $6.7 million which begin to expire in 2010, and research tax credit carryforwards of approximately $0.3 million which begin to expire in 2009. Realization of the deferred tax assets is dependent on generating sufficient future taxable income and on the future reversal of taxable temporary differences. Although realization is not assured, the Company believes it is more likely than not that the benefit of these deferred assets will be realized.

The American Jobs Creation Act of 2004 ("the Act") was passed in October 2004 and included numerous law changes that will affect the Company's tax computations. The provisions of the Act include a new deduction for U.S.manufacturers, the repeal of the extraterritorial income exclusion and a provision regarding the repatriation of foreign earnings. The Company is studying the new law to determine what impact, if any, the Act will have on its effective tax rate.

## (16) SHAREHOLDERS' EQUITY

**Employee Stock Ownership Plan and Trust** Entegris maintains an Employee Stock Ownership Plan and Trust (ESOT). The ESOT was amended to discontinue future contributions and to freeze participation in 1997. ESOT shares totaled 6,804,661 and 8,831,707 as of August 28, 2004, and August 30, 2003, respectively.

**Stock Option Plans** In August 1999, Entegris, Inc. established the Entegris, Inc. 1999 Long-Term Incentive and Stock Option Plan (the 1999 Plan) and the Entegris, Inc. Outside Directors' Stock Option Plan (the Directors' Plan). The maximum aggregate number of shares that may be granted under the Plans as of August 28, 2004, is 15,000,000 and 1,000,000, respectively.

Under the Directors' Plan, each outside director is granted an option to purchase 15,000 shares upon the date the individual becomes a director. Annually, each outside director is automatically granted an option to purchase 9,000 shares. Options will be exercisable six months subsequent to the date of grant. Under both the 1999 Plan and the Directors' Plan, the term of options shall be ten years and the exercise price for shares shall not be less than 100% of the fair market value of the common stock on the date of grant of such option.

During 2004, the Company awarded 220,000 restricted shares, net of current year forfeitures, of the Company's common stock pursuant to the Entegris, Inc. 1999 Long-Term Incentive and Stock Option Plan. The value of such stock was established by the market price on the date of the grants and was recorded as deferred compensation in the amount of $2.8 million, which is shown as a reduction of shareholders' equity in the accompanying consolidated financial statements. The deferred compensation is being amortized ratably over the

Option activity for the 1999 Plan and the Directors' Plan is summarized as follows:

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| *(Shares in thousands)* | Number of shares | Option price | Number of shares | Option price | Number of shares | Option price |
| **Options outstanding, beginning of year** | 8,080 | $ 6.28 | 7,469 | $ 5.94 | 7,071 | $ 4.94 |
| Granted | 1,012 | 12.32 | 1,961 | 6.63 | 1,747 | 8.39 |
| Exercised | (657) | 5.27 | (1,163) | 4.18 | (1,222) | 3.25 |
| Canceled | (167) | 8.77 | (187) | 9.13 | (127) | 10.05 |
| **Options outstanding, end of year** | 8,268 | $ 7.05 | 8,080 | $ 6.28 | 7,469 | $ 5.94 |
| **Options exercisable, end of year** | 5,058 | $ 6.00 | 4,455 | $ 5.29 | 4,636 | $ 4.37 |
| **Options available for grant, end of year** | 3,125 | | 4,192 | | 5,498 | |

Options outstanding for the 1999 Plan and the Directors' Plan at August 28, 2004, are summarized as follows:

| *(Shares in thousands)* | Options outstanding | | | Options exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Number outstanding | Remaining contractual life | Weighted-average exercise price | Number exercisable | Weighted-average exercise price |
| $0.96 to $1.50 | 235 | 1.6 years | $ 1.18 | 235 | $ 1.18 |
| $3.15 | 2,066 | 3.3 years | 3.15 | 2,066 | 3.15 |
| $4.22 | 227 | 5.0 years | 4.22 | 227 | 4.22 |
| $5.90 | 1,468 | 8.1 years | 5.90 | 323 | 5.90 |
| $6.86 to $7.50 | 198 | 6.6 years | 7.47 | 135 | 7.49 |
| $7.53 to $8.25 | 1,282 | 7.1 years | 8.02 | 621 | 8.02 |
| $8.38 to $10.00 | 1,117 | 6.8 years | 9.11 | 821 | 9.18 |
| $10.19 to $12.00 | 1,360 | 7.8 years | 11.56 | 549 | 11.11 |
| $12.01 to $15.38 | 315 | 9.0 years | 13.46 | 81 | 13.63 |

applicable restricted stock vesting periods. Compensation expense recorded in connection with the restricted shares was $1.2 million in 2004. The remaining deferred compensation to be amortized in connection with the grants is shown as a reduction of shareholders' equity in the accompanying consolidated financial statements.

**Employee Stock Purchase Plan** In March 2000, the Company established the Entegris, Inc. Employee Stock Purchase Plan (ESPP). A total of 4,000,000 common shares were reserved for issuance under the ESPP. The ESPP allows employees to elect, at six-month intervals, to contribute up to 10% of their compensation, subject to certain limitations, to purchase shares of common stock at the lower of 85% of the fair market value on the first day or last day of each six-month period. As of August 28, 2004, 745,861 shares had been issued under the ESPP. As of that date, plan participants had approximately $0.3 million withheld to purchase the Company's common stock at the lower of 85% of the fair market value on the first day or last day of each six-month period ending December 31, 2004. Employees purchased 155,293, 167,471 and 167,097 shares at a weighted-average price of $10.34, $9.05 and $9.23 in 2004, 2003, and 2002 respectively.

## (17) 401(K) SAVINGS PLAN

The Company maintains the Entegris, Inc. 401(k) Savings and Profit Sharing Plan (the 401(k) Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Plan, eligible employees may defer a portion of their pretax wages, up to the Internal Revenue Service annual contribution limit. Entegris matches 100% of employees' contributions on the first 3% of eligible wages and 50% of employees' contributions on the next 2% of eligible wages, or a maximum match of 4% of the employee's eligible wages. In addition to the matching contribution, the Company's board of directors may, at its discretion, declare a profit sharing contribution of up to 11% of eligible wages based on the company's worldwide operating results. The employer profit sharing and matching contribution expense under the Plans was $3.9 million, $1.8 million, $1.0 million in 2004, 2003 and 2002, respectively.

## (18) EARNINGS PER SHARE (EPS)

Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during each period. The following table presents a reconciliation of the share amounts used in the computation of basic and diluted earnings per share:

| *(In thousands)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Basic earnings per share – Weighted common shares outstanding | 72,957 | 71,636 | 70,358 |
| Weighted common shares assumed upon exercise of options | 3,694 | 3,836 | 3,812 |
| Weighted common shares assumed upon vesting of restricted common stock | 38 | — | — |
| Diluted earnings per share | 76,689 | 75,472 | 74,170 |

Approximately 0.8 million, 1.3 million and 0.6 million of the Company's stock options were excluded from the calculation of diluted earnings per share in 2004, 2003, and 2002, respectively, because the exercise prices of the stock options were greater than the average price of the Company's common stock, and therefore their inclusion would have been antidilutive.

## (19) SEGMENT INFORMATION

The Company operates in one segment as it designs, develops, manufactures, markets and sells material integrity management products and services predominantly within the microelectronics industry. All products are sold on a worldwide basis. The following table summarizes total net sales by markets served for 2004, 2003 and 2002, respectively:

| *(In thousands)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Net sales:** | | | |
| Semiconductor | $ 274,755 | $ 191,405 | $ 178,272 |
| Data storage | 32,761 | 31,221 | 25,191 |
| Services | 23,276 | 20,354 | 17,534 |
| Other | 15,972 | 8,124 | 2,000 |
| | $ 346,764 | $ 251,104 | $ 222,997 |

The following tables summarize total net sales, based upon the country to which sales to external customers were made, and property, plant and equipment attributed to significant countries for 2004, 2003 and 2002, respectively:

| *(In thousands)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Net sales:** | | | |
| United States | $ 130,068 | $ 103,068 | $ 99,852 |
| Japan | 55,020 | 39,033 | 45,326 |
| Germany | 22,312 | 14,042 | 13,852 |
| Taiwan | 34,543 | 15,838 | 12,904 |
| Singapore | 26,952 | 15,424 | 10,958 |
| Korea | 19,888 | 10,749 | 7,120 |
| Malaysia | 10,883 | 13,438 | 5,894 |
| Other | 47,098 | 39,512 | 27,091 |
| | $ 346,764 | $ 251,104 | $ 222,997 |
| **Property, plant and equipment:** | | | |
| United States | $ 63,793 | $ 68,605 | $ 74,085 |
| Japan | 11,781 | 8,064 | 8,424 |
| Germany | 5,806 | 5,854 | 5,362 |
| Malaysia | 13,146 | 12,350 | 13,757 |
| Other | 3,108 | 339 | 476 |
| | $ 97,634 | $ 95,212 | $ 102,104 |

In 2004, 2003 and 2002, no single nonaffiliated customer accounted for 5% or more of net sales.

## (20) SUPPLEMENTARY CASH FLOW INFORMATION

Schedule of interest and income taxes paid:

| *(In thousands)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| Interest | $ 1,213 | $ 1,192 | $ 1,209 |
| Income taxes, net of refunds received | 1,138 | (8,206) | (13,201) |

## (21) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash equivalents, short-term investments and short-term debt approximates fair value due to the short maturity of those instruments. The fair value of long-term debt was estimated using discounted cash flows based on market interest rates for similar instruments and approximated its cost basis of $18.9 million at August 28, 2004.

## (22) RELATED-PARTY TRANSACTIONS

**Leases** Through 2002, the Company leased office space and production facilities under various operating leases from entities related to a major shareholder of the Company. The Company was required to pay for all real estate taxes, utilities and other operating expenses. Rent paid relating to these agreements totaled $0.3 million for 2002. The Company has no future obligations under any lease agreements with entities related to the shareholder.

In May 2002, the Company paid $500,000 as consideration for the early termination and buyout of future lease commitments on the Castle Rock facility, which was leased from an entity related to the shareholder, as described in Note 12 under the caption "Other Charges."

**Metron Technology N.V.** As described in Note 5 under the caption "Investments", the Company owned approximately 1.1 million shares of Metron at August 28, 2004. Metron is considered an affiliate. Sales to Metron under current and previous distribution agreements were $32.2 million, $19.6 million and $16.3 million in 2004, 2003 and 2002, respectively. Trade accounts receivable relating to these sales as of August 28, 2004 and August 30, 2003 were $4.8 million and $4.0 million, respectively.

## (23) COMMITMENTS AND CONTINGENT LIABILITIES

On September 9, 2002, Lucent Technologies, Inc. named the Company as a defendant along with Poly-Flow Engineering Inc., FSI International, Inc. and BOC Capital Group in an action filed in circuit court in Orange County, Florida for damages arising from a chemical spill at its facility in January 2000. To date, Lucent has requested aggregate damages from all defendants in the range of $52 million, and has specifically requested damages of $12 million from the Company. While the outcome of this matter cannot be predicted with any certainty, based on the information to date, the Company believes that it has valid defenses to the claims and, furthermore, has adequate insurance to cover any damages assessed against the Company and as such, does not believe that the matter will have a material adverse effect on its financial position, operating results or cash flows.

In addition, from time to time, the Company is a party to various legal proceedings incidental to its normal operating activities. Although it is impossible to predict the outcome of such proceedings, facts currently available indicate that no such claims will result in losses that would have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

## (24) QUARTERLY INFORMATION-UNAUDITED

| | Quarter | | | | |
|---|---|---|---|---|---|
| *(In thousands, except per share data)* | First | Second | Third | Fourth | Year |
| **Fiscal 2003** | | | | | |
| Net sales | $ 54,249 | $ 54,656 | $ 70,665 | $ 71,534 | $ 251,104 |
| Gross profit | 21,878 | 22,555 | 30,472 | 23,818 | 98,723 |
| Net income (loss) | (5,642) | 647 | 3,957 | 2,313 | 1,275 |
| Basic earnings (loss) per share | (0.08) | 0.01 | 0.06 | 0.03 | 0.02 |
| Diluted earnings (loss) per share | (0.08) | 0.01 | 0.05 | 0.03 | 0.02 |
| **Fiscal 2004** | | | | | |
| Net sales | $ 68,676 | $ 79,970 | $ 98,624 | $ 99,494 | $ 346,764 |
| Gross profit | 27,529 | 34,747 | 44,409 | 44,142 | 150,827 |
| Net income | 1,637 | 5,023 | 9,175 | 8,935 | 24,770 |
| Basic earnings per share | 0.02 | 0.07 | 0.13 | 0.12 | 0.34 |
| Diluted earnings per share | 0.02 | 0.07 | 0.12 | 0.12 | 0.32 |

The Board of Directors and Shareholders

Entegris, Inc.:

We have audited the accompanying consolidated balance sheets of Entegris, Inc. and subsidiaries as of August 28, 2004, and August 30, 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended August 28, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Entegris, Inc. and subsidiaries as of August 28, 2004, and August 30, 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended August 28, 2004, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP

Minneapolis, Minnesota
October 28, 2004

| (In thousands, except per share data) | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 |
|---|---|---|---|---|---|---|---|---|---|
| | Fiscal year ended | | | | | | | | |
| **Operating results** | | | | | | | | | |
| Net sales | $ 346,764 | $ 251,104 | $ 222,997 | $ 343,624 | $ 344,569 | $ 243,053 | $ 266,591 | $ 277,290 | $ 271,037 |
| Gross profit | 150,827 | 98,723 | 88,706 | 162,670 | 160,442 | 92,230 | 109,734 | 119,238 | 122,304 |
| Selling, general and administrative expenses | 96,176 | 80,307 | 73,569 | 78,510 | 73,293 | 62,340 | 65,111 | 62,384 | 62,390 |
| Engineering, research and development expenses | 20,128 | 17,803 | 17,408 | 16,517 | 15,041 | 14,565 | 19,912 | 17,986 | 12,447 |
| Operating profit (loss) | 34,523 | (985) | (3,834) | 54,499 | 72,108 | 15,325 | 24,711 | 38,868 | 47,467 |
| Income (loss) before income taxes and other items | 35,917 | (4,829) | (1,395) | 60,110 | 74,631 | 11,677 | 17,989 | 30,015 | 44,281 |
| Income tax expense (benefit) | 11,134 | (6,248) | (3,373) | 21,339 | 26,754 | 4,524 | 4,565 | 11,976 | 16,226 |
| Equity in net loss (income) of affiliates | 13 | 144 | — | (1,488) | (1,694) | 1,587 | 118 | (1,750) | (3,252) |
| Minority interest in subsidiaries' net (loss) income | — | — | (798) | 1,643 | 489 | (399) | 176 | 573 | 2,898 |
| Net income | $ 24,770 | $ 1,275 | $ 2,776 | $ 38,616 | $ 47,933 | $ 5,965 | $ 13,130 | $ 19,216 | $ 28,409 |
| **Earnings per share data** | | | | | | | | | |
| Earnings per share — diluted | $ 0.32 | $ 0.02 | $ 0.04 | $ 0.53 | $ 0.73 | $ 0.10 | $ 0.21 | $ 0.31 | $ 0.45 |
| Weighted shares outstanding — diluted | 76,689 | 75,472 | 74,170 | 72,995 | 65,403 | 62,220 | 61,492 | 61,786 | 63,500 |
| **Operating ratios — % of net sales** | | | | | | | | | |
| Gross profit | 43.5% | 39.3% | 39.8% | 47.3% | 46.6% | 37.9% | 41.2% | 43.0% | 45.1% |
| Selling, general and administrative expenses | 27.7 | 32.0 | 33.0 | 22.8 | 21.3 | 25.6 | 24.4 | 22.5 | 23.0 |
| Engineering, research and development expenses | 5.8 | 7.1 | 7.8 | 4.8 | 4.4 | 6.0 | 7.5 | 6.5 | 4.6 |
| Operating profit (loss) | 10.0 | (0.4) | (1.7) | 15.9 | 20.9 | 6.3 | 9.3 | 14.0 | 17.5 |
| Income (loss) before income taxes and other items | 10.4 | (1.9) | (0.6) | 17.5 | 21.7 | 4.8 | 6.7 | 10.8 | 16.3 |
| Effective tax rate | 31.0 | 129.4 | 241.8 | 35.5 | 35.8 | 38.7 | 25.4 | 39.9 | 36.6 |
| Net income | 7.1 | 0.5 | 1.3 | 11.2 | 13.9 | 2.5 | 4.9 | 6.9 | 10.5 |
| **Cash flow statement data** | | | | | | | | | |
| Depreciation and amortization | $ 25,492 | $ 27,180 | $ 28,164 | $ 24,260 | $ 27,246 | $ 28,810 | $ 26,591 | $ 23,395 | $ 18,122 |
| Capital expenditures | 21,179 | 13,445 | 19,568 | 24,231 | 21,376 | 10,079 | 33,512 | 44,928 | 52,531 |
| Net cash provided by operating activity | 48,135 | 32,136 | 32,861 | 79,958 | 64,129 | 43,409 | 45,909 | 28,491 | 27,590 |
| Net cash used in investing activities | 55,474 | 37,541 | 38,333 | 110,134 | 15,789 | 9,256 | 34,000 | 46,321 | 50,721 |
| Net cash provided by (used in) financing activities | 1,898 | 10,987 | 5,619 | 2,019 | 38,295 | (27,067) | (14,948) | 17,851 | 23,314 |
| **Balance sheet and other data** | | | | | | | | | |
| Current assets | $ 264,615 | $ 211,128 | $ 216,735 | $ 220,037 | $ 221,414 | $ 110,279 | $ 101,155 | $ 122,761 | $ 101,271 |
| Current liabilities | 64,919 | 54,289 | 39,621 | 61,253 | 62,544 | 58,372 | 56,567 | 69,006 | 56,352 |
| Working capital | 199,696 | 156,839 | 177,114 | 158,784 | 158,870 | 51,907 | 44,588 | 53,755 | 44,919 |
| Current ratio | 4.08 | 3.89 | 5.47 | 3.59 | 3.54 | 1.89 | 1.79 | 1.78 | 1.80 |
| Long-term debt | 18,898 | 10,070 | 12,691 | 13,101 | 10,822 | 53,830 | 73,242 | 75,971 | 61,916 |
| Shareholders' equity | 372,185 | 337,665 | 322,114 | 312,307 | 266,844 | 127,730 | 121,210 | 112,146 | 83,185 |
| Total assets | 467,046 | 414,739 | 390,260 | 405,815 | 353,368 | 246,978 | 257,475 | 213,643 | 265,343 |
| Long-term debt to equity ratio — % | 5.1% | 3.0% | 3.9% | 4.2% | 4.1% | 42.1% | 60.4% | 67.7% | 74.4% |
| Return on average shareholders' equity — % | 7.0% | 0.4% | 0.7% | 13.3% | 24.3% | 4.8% | 11.3% | 19.7% | 38.0% |
| Shares outstanding at year end | 73,380 | 72,512 | 71,161 | 69,730 | 68,317 | 60,000 | 60,553 | 60,774 | 58,539 |

** The above table includes certain items as described below. In addition, per share and shareholders' equity figures have been adjusted to reflect the reclassification of redeemable common stock no longer redeemable upon completion of the Company's initial public offering in July 2000. Net sales and related operating ratios for 1998, 1997 and 1996 do not reflect the application of EITF 00–01, as the data is not readily available. Operating results include the following charges or gains: fiscal 2004 a gain of $1.1 million ($0.7 million after taxes) associated with the sale of an investment in an affiliate's common stock; fiscal 2003 a charge of $1.5 million ($1.0 million after taxes) related to the closure of a facility and the impairment loss of $4.5 million ($3.3 million after taxes) of an equity investment; fiscal 2002 a charge of $4.0 million ($2.5 million after taxes) related to the closure of two facilities, the reversal of previous nonrecurring charges of $2.4 million ($1.5 million after taxes) and a one-time tax benefit of $1.4 million; fiscal 2001 charges of $8.2 million ($5.1 million after taxes) related to the early termination of a distribution agreement and $4.9 million ($1.5 million after taxes) in connection with the closure of two facilities; fiscal 2000 a gain of $5.5 million ($3.5 million after taxes) associated with the sale of an investment in an affiliate's common stock and extraordinary loss on the extinguishment of debt of $1.1 million; fiscal 1999 a charge of $4.9 million ($3.1 million after taxes associated with merger-related expenses).*

# SHAREHOLDERS' INFORMATION

## STOCK LISTING

The Company's common stock trades on the NASDAQ Stock Market® under the symbol ENTG.

## NUMBER OF REGISTERED SHAREHOLDERS

On October 29, 2004, there were 73,246,675 shares outstanding and 284 registered shareholders.

## ANNUAL MEETING

The Annual Meeting of Shareholders will be held:

January 18, 2005 – 3:30 p.m. (Central Time)
Oak Ridge Conference Center
1 Oak Ridge Drive
Chaska, MN 55318
Tel. 952-368-1488

## STOCK PRICE HISTORY

Since the Company's initial public offering on July 11, 2000, the range of the Company's common stock price through August 28, 2004, included a high of $19.05 and low of $4.26.

The chart below shows the intra-day high and low prices per share of common stock on the Nasdaq Stock Market throughout the quarters indicated and the closing price at the end of the fiscal quarter.

## STOCK PRICE HISTORY BY FISCAL QUARTER


$11.03
10.62
4.26
$12.90
11.35
8.51
$12.61
12.41
8.79
$15.59
14.72
12.38
$15.66
12.89
11.15
$14.95
12.15
11.30
$13.59
11.35
9.97
$12.42
8.20
7.72
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
FY 03
FY 04
Fiscal year ends August.
High
Quarter End Close
Low

## INQUIRIES REGARDING YOUR STOCK HOLDINGS

Registered shareholders (shares held by you in your name) should direct questions regarding stock certificates, name or address changes, notification of lost certificates or stock transfers to:

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
Post Office Box 64854
161 North Concord Exchange Street
South St. Paul, MN 55075-1139 USA
Tel. 800-468-9716
Fax 651-450-4033

Beneficial shareholders (shares held in the name of your bank or broker) should direct questions regarding all administrative matters to your stockbroker.

## INVESTOR RELATIONS CONTACT

Heide K. Erickson, Director, Investor Relations
Tel. 952-556-8051

## INVESTOR INFORMATION

Request additional investor information, such as copies of the Company's Annual Report, Proxy Statement, Form 10-K and Form 10-Q reports filed with the Securities and Exchange Commission free of charge through one of the following:

| | |
|---|---|
| Internet: | www.entegris.com |
| Mail: | Entegris, Inc.<br>Investor Relations<br>3500 Lyman Boulevard<br>Chaska, MN 55318 USA |
| E-mail: | irelations@entegris.com |
| Tel.: | 952-556-8080 |
| Fax: | 952-556-8644 |

## FORWARD-LOOKING STATEMENTS

The information in this Annual Report, except for the historical information, contains forward-looking statements. In addition, the words "anticipate," "plan," "believe," "estimate," "expect" and similar expressions as they relate to the Company or management are intended to identify forward-looking statements. All forward-looking statements involve risks and uncertainties. You should not place undue reliance on these forward-looking statements, as actual results could differ materially from expected or historical results. The Company does not assume any obligation to publicly release the results of any revision or updates to these forward-looking statements to reflect future events or unanticipated occurrences. Additional information about these risks and uncertainties has been identified in the Company's Annual Report on Form 10-K.

# CORPORATE INFORMATION

## CORPORATE HEADQUARTERS

Entegris, Inc.
3500 Lyman Boulevard
Chaska, Minnesota 55318 USA
Tel. 952-556-3131
Fax 952-556-1880

## CORPORATE WEB SITE

www.entegris.com

## GENERAL COUNSEL

Dunkley and Bennett, P.A.
Minneapolis, Minnesota

## INDEPENDENT AUDITORS

KPMG LLP
Minneapolis, Minnesota

## EXECUTIVE OFFICERS

**James E. Dauwalter**
President and Chief Executive Officer

**Gregory B. Graves**
Chief Business Development Officer

**John D. Villas**
Chief Financial Officer

**Michael W. Wright**
Chief Operating Officer

## BOARD OF DIRECTORS

**James A. Bernards**, 58
President, Facilitation, Inc.

**James E. Dauwalter**, 53
President and Chief Executive Officer, Entegris, Inc.

**Stan Geyer**, 56
Chairman of the Board, Entegris, Inc.

**Gary F. Klingl**, 65
President, Green Giant Worldwide,
A Division of The Pillsbury Company (Retired)
Chairman: Compensation and Stock Option Committee
Nominating and Governance Committee

**Roger D. McDaniel**, 65
Chief Executive Officer, MEMC (Retired)
Chairman: Audit Committee
Compensation and Stock Option Committee

**Paul L. H. Olson**, 54
Executive, Bethel College and Seminary
Chairman: Nominating and Governance Committee
Audit Committee

**Brian F. Sullivan**, 43
Chief Executive Officer, SteriMed, Inc.
Compensation and Stock Option Committee

**Donald M. Sullivan**, 69
Chief Executive Officer, MTS Systems Corp. (Retired)
Audit Committee
Nominating and Governance Committee


Credits: Annual Report Design, Schermer Kuehl; Writing, Jason Meeker, Copywriter On Call; Photography, Joe Treleven Photography

## S A GLOBAL COMPANY, WE HAVE MANUFACTURING
## D SERVICES CENTERS OF EXCELLENCE
## PERATING 24 HOURS A DAY
# N ALL THE MAJOR MARKETS WE SERVE.



UNITED STATES 38%
EUROPE 16%
JAPAN 16%
ASIA PACIFIC 30%
% OF REVENUE FISCAL YEAR 2004
PROOF


### UNITED STATES


Entegris, Inc.
Corporate Headquarters
3500 Lyman Boulevard
Chaska, MN 55318
USA
Tel. 952-556-3131
Fax 952-556-1880

Entegris, Inc.
4405 ArrowsWest Drive
Colorado Springs, CO 80907
USA
Tel. 719-528-2600
Fax 719-528-2690

Entegris, Inc.
430 Railroad Ave.
Gaylord, MN 55334
USA
Tel. 507-237-5629
Fax 507-237-5663

Entegris, Inc.
5935 Rossi Lane
Gilroy, CA 95020
USA
Tel. 408-846-8687
Fax 408-847-9988

Entegris, Inc.
441 Clark Street
South Beloit, IL 61080
USA
Tel. 815-389-2291
Fax 815-389-2294

Entegris, Inc.
5155 East River Road
Minneapolis, MN 55421
USA
Tel. 763-502-0200
Fax 763-502-0300


### EUROPE


Entegris Europe GmbH
Am Schafbaum 2
74906 Bad Rappenau
Germany
Tel. 49-7264-9158-0
Fax 49-7264-9158-920


### ASIA PACIFIC


Entegris Malaysia SDN BHD
Lot 17, Phase 1
Kulim Hi-Tech Industrial Park
09000 Kulim, Kedah Darul
Aman
Malaysia
Tel. 604-403-1266
Fax 604-403-1262

Entegris Pte Ltd.
10 Ang Mo Kio Street 65
#03-06/10 Techpoint
Singapore 569059
Tel. 65-6484-2500
Fax 65-6484-2600


### JAPAN


Entegris Japan, Inc.
4452-25 Hachimanpara
3-Chome
Yonezawa Yamagata ken
Japan
Tel. 81-238-28-1611
Fax 81-238-28-2731


New Location:


Entegris France S.A.R.L.
European Service Center
395 rue Louis Lépine, Le Millénaire
34000 Montpellier France
Tel. 33-4-67224095
Fax 33-4-67224990

Entegris

The materials integrity management company

ENTEGRIS, INC.
Corporate Headquarters
3500 Lyman Boulevard
Chaska, Minnesota 55318 USA
Tel. 952-556-3131
Fax 952-556-1880
www.entegris.com